SEC Mail Processing
Section

JUN 25 2009

Washington, DC
110

09011896

PARK ELECTROCHEMICAL CORP.

2009 Annual Report

Company Profile

Park Electrochemical Corp. is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials and parts principally for the aerospace markets. Park's core capabilities are in the areas of polymer chemistry formulation and coating technology. Park also specializes in the manufacture of complex composite aircraft and space vehicle parts. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, Kansas, Arizona, California and Washington.


Net Sales from Continuing Operations
(In Millions)
$500
400
300
200
100
0
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09


Diluted Earnings (Loss) per Share from Continuing Operations before Special Items
$2.50
2.00
1.50
1.00
0.50
0
-0.50
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09


Pre-tax Profit (Loss) from Continuing Operations before Special Items
(In Millions)
$80
60
40
20
0
-20
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09


Return on Stockholders' Equity from Continuing Operations before Special Items
(Percentage)
25%
20
15
10
5
0
-5
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09


Equity per Share
$18
15
12
9
6
3
0
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09


Cash Dividends per Share
$2.00
1.60
1.20
0.80
0.40
0
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

	Mar. 1, 2009	Mar. 2, 2008	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000
Operations										
Net sales	$200,062	$241,852	$257,377	$222,251	$211,187	$194,236	$195,578	$201,681	$469,121	$381,685
Cost of sales	156,638	179,398	193,270	167,650	167,937	161,536	168,921	185,014	355,400	310,532
Gross profit	43,424	62,454	64,107	54,601	43,250	32,700	26,657	16,667	113,721	71,153
Gross profit %	21.7	25.8	24.9	24.6	20.5	16.8	13.6	8.3	24.2	18.6
S, G & A	24,806	27,159	26,682	25,129	26,960	27,962	27,157	33,668	47,683	42,921
S, G & A %	12.4	11.2	10.4	11.3	12.8	14.4	13.9	16.7	10.1	11.2
Earnings (loss) from continuing operations	12,361	33,933	36,109	26,303	20,410	29,786	(51,159)	(33,514)	66,038	23,768
Earnings (loss) from continuing operations %	6.2	14.0	14.0	11.8	9.7	15.3	(26.2)	(16.6)	14.1	6.2
Earnings (loss) from continuing operations before income taxes	19,009	43,294	44,142	32,359	23,796	32,744	(47,899)	(28,141)	68,758	24,573
Net earnings (loss) from continuing operations before special items	18,859	34,541	35,002	31,620	18,102	7,031	3,589	(6,731)	47,795	20,383
Net earnings (loss) from continuing operations	18,514	34,679	39,791	26,875	21,605	29,909	(43,864)	(17,414)	47,795	18,488
Net earnings (loss) from continuing operations %	9.3	14.3	15.5	12.1	10.2	15.4	22.4	8.6	10.2	4.8
Diluted earnings (loss) per share from continuing operations before special items	.92	1.70	1.72	1.57	.90	.35	.18	(.35)	2.39	1.04
Diluted earnings (loss) per share from continuing operations	.90	1.70	1.96	1.33	1.08	1.50	(2.23)	(.89)	2.57	1.13
Earnings (loss) per share from discontinued operations	.81	—	—	—	—	(1.69)	(.35)	(.42)	.08	(.01)
Return on stockholders' equity %	12.4	12.9	15.1	11.0	8.9	(1.6)	(18.9)	(9.8)	24.2	10.6

In addition to the benefits, charges and gains described in the paragraphs following the "Financial Highlights" table on the preceding page, the after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2001 and 2000 were ($1,624) and $191, respectively, the Company recorded net, pre-tax charges in fiscal year 2003 totaling $50,659 related to the write-down of fixed assets at continuing operations in North America, the closure of its Nelco U.K. business unit and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary, the Company recorded pre-tax charges totaling $16,513 in fiscal year 2002 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $806 related to restructuring and workforce reductions at continuing operations, and the Company recorded a charge of $4,464 in fiscal year 2000 related to the closure of its plumbing hardware business.

The information in the table above relating to continuing operations for fiscal years 2009, 2008, 2007, 2006, 2005, 2004, 2003, 2002 and 2000 includes all the benefits, charges and gains described in the paragraphs following the "Financial Highlights" table on the preceding page and in the preceding paragraph, except net earnings (loss) from continuing operations before special items and diluted earnings (loss) per share from continuing operations before special items, which do not include such benefits, charges and gains.

	Mar. 1, 2009	Mar. 2, 2008	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000
Financial Position										
Current assets	263,931	271,039	266,332	253,661	243,662	240,082	210,585	210,361	268,611	236,779
Current liabilities	24,286	31,979	32,565	38,727	36,948	42,629	40,311	43,361	80,100	60,666
Working capital	239,645	239,060	233,767	214,934	206,714	197,453	170,274	167,000	188,511	176,113
Current ratio	10.9	8.5	8.2	6.6	6.6	5.6	5.2	4.9	3.4	3.9
Property, plant and equipment—net	48,777	47,188	49,895	54,370	63,251	70,569	90,503	149,810	159,309	125,977
Total assets	327,579	327,407	321,922	311,312	307,311	311,070	301,542	360,644	430,581	365,252
Long-term debt	—	—	—	—	—	—	—	—	97,672	100,000
Stockholders' equity	295,709	269,172	264,167	245,423	242,857	243,896	245,701	292,546	228,906	179,118
Total capitalization	295,709	269,172	264,167	245,423	242,857	243,896	245,701	292,546	326,578	279,118
Other Data										
Capital expenditures	12,224	4,525	4,793	4,293	3,330	4,509	6,168	25,686	53,411	26,646
Depreciation and amortization	7,707	8,286	8,992	9,645	10,202	11,978	17,973	16,257	16,724	16,264
Equity per share	14.45	13.23	13.08	12.20	12.19	12.33	12.48	14.89	14.23	11.30
Cash dividends per share	.32	1.82	1.32	1.32	1.26	.24	.24	.24	.23	.21
Average number of employees	797	906	942	978	1,109	1,150	1,400	1,690	2,650	2,380
Sales per employee	251	267	273	227	190	158	120	119	177	160
Average common shares outstanding	20,441	20,305	20,175	20,047	19,879	19,754	19,674	19,535	15,932	15,761

Financial Highlights

(In thousands, except per share data)	March 1, 2009	March 2, 2008	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005
Net sales	$200,062	$241,852	$257,377	$222,251	$211,187
Gross profit	43,424	62,454	64,107	54,601	43,250
Earnings from continuing operations before income taxes	19,009	43,294	44,142	32,359	23,796
Net earnings from continuing operations before special items	18,859	34,541	35,002	31,620	18,102
Net earnings	35,000	34,679	39,791	26,875	21,605
Diluted earnings per share from continuing operations before special items	.92	1.70	1.72	1.57	.90
Diluted earnings per share from continuing operations	.90	1.70	1.96	1.33	1.08
Diluted earnings per share	1.71	1.70	1.96	1.33	1.08
Cash dividends per share	.32	1.82	1.32	1.32	1.26
Average common shares outstanding	20,441	20,305	20,175	20,047	19,879
Working capital	239,645	239,060	233,767	214,934	206,714
Total assets	327,579	327,407	321,922	311,312	307,311
Long-term debt	—	—	—	—	—
Stockholders' equity	295,709	269,172	264,167	245,423	242,857
Equity per share	14.45	13.23	13.08	12.20	12.19

In fiscal year 2009, the Company recorded pre-tax charges of $5,688 related to the closure of its New England Laminates Co., Inc. electronic materials business unit in Newburgh, New York and the closure of its Neltec Europe SAS electronic materials business unit in Mirebeau, France and related to a workforce reduction and an asset impairment at its Nelco Products Pte. Ltd. electronic materials and advanced composite materials business unit in Singapore and a pre-tax charge of $570 related to restructurings at certain of its North American and European business units and recognized tax benefits of $1,236 related to these charges and a tax benefit of $4,677 related to the elimination of valuation allowances resulting principally from the closure of the New England Laminates Co., Inc. business unit and recorded a discontinued operations benefit of $16,486 related to the elimination of a liability from discontinued operations of its Dielektra GmbH subsidiary located in Germany.

In fiscal year 2008, the Company recorded an employment termination benefits charge of $1,362 related to a workforce reduction at the Company's business unit in Mirebeau, France and a tax benefit of $1,500 relating to the reduction of tax reserves.

In fiscal year 2007, the Company recorded a tax benefit of $715 relating to the recognition of tax credits resulting from operating losses sustained in prior years in France, a pre-tax charge of $1,316 in connection with the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and a tax benefit of $499 relating to such insurance termination charge. In fiscal year 2007, the Company also recognized tax benefits of $3,500 relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and $1,391 relating to the elimination of reserves no longer required as the result of the completion of a tax audit.

In fiscal year 2006, the Company recognized a tax benefit of $1,512 relating to the reversal of valuation allowances against deferred tax assets previously recorded in the United States and recorded a tax charge of $3,088 in connection with the repatriation of approximately $70,000 of accumulated earnings and profits of its business unit in Singapore, a pre-tax asset impairment charge of $2,280 for the write-off of construction costs related to the installation of a treater at the Company's business unit in Mirebeau, France and a pre-tax employment termination benefits charge of $889 related to a workforce reduction at the Company's business unit in Mirebeau, France.

In fiscal year 2005, the Company recorded a pre-tax gain of $4,745 as a result of the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore in November 2002. In fiscal year 2005, the Company also recorded pre-tax charges of $625 for severance payments resulting from workforce reductions at the Company's North American and European electronic materials business units.

The information in the table above relating to continuing operations for fiscal years 2009, 2008, 2007, 2006 and 2005 includes all the benefits, charges and gains described in the preceding paragraphs, except net earnings from continuing operations before special items and diluted earnings per share from continuing operations before special items, which do not include such benefits, charges and gains.


BERING AIR
Brian E. Shore, along with his wife, Barbara, in Nome, Alaska -- January 2009

A Message from the President & Chief Executive Officer

Brian E. Shore, *President and Chief Executive Officer*

Our Focus for Fiscal Year 2009 - Park's Aircraft Industry Activities

Park's overarching focus during the entire 2009 fiscal year was, and continues to be to this day, the growth and development of the business for our advanced composite product lines for the aircraft and space vehicle industries. Our advanced composite product lines consist of both advanced composite materials used to fabricate structural and non-structural aircraft and space vehicle parts, as well as the parts themselves. In that sense, Park is a vertically integrated supplier to the aerospace industry with the technical and manufacturing capability to engineer and manufacture both composite materials and composite parts for aircraft and space vehicles.

During the entire 2009 fiscal year through today, we have been engaged in a full-court business development, marketing and sales press directed towards the aerospace OEMs and the aerospace industry in general. Just a year or so ago, Park was almost a complete unknown in the aircraft industry, and, although we are still the new kid on the block, I believe Park is now very firmly on the map in the aircraft OEM community. We are not an unknown anymore!

During the 2009 fiscal year through today, we spent a very significant amount of time recruiting, screening and, ultimately, hiring engineering and technical talent from the aerospace industry. Although a number of key Park people have learned an enormous amount about the aircraft industry and its very unique and specialized technologies, we still felt we were "light" with respect to the engineering and technical talent needed to meet our company objectives. We therefore felt we needed to bring additional talent in from the outside. We are not done yet, but we have recruited and hired a number of good solid technical and engineering people to support Park's aircraft related activities.

At Park, our objective has always been to compete based upon unique capabilities rather than a low-cost or volume-oriented manufacturing orientation. (We learned that lesson, as well as many other valuable lessons, from our many years of experience in the electronics industry.) So, rather than focus only on the production of "build-to-print" aircraft composite parts (build-to-print manufacturing refers to the production of parts for the aircraft industry under circumstances where the aircraft OEM is fully responsible for the design of the parts in question and the manufacturer "builds" the parts in conformance with the design specifications developed and provided by the OEM), Park's objective is to both design and manufacture the composite parts for the aircraft OEM. (Our feeling is that many aircraft OEMs are increasingly looking to their composite parts suppliers to perform the design work related to the parts.) In any event, we believe this design capability will provide Park with some degree of uniqueness, which, as stated, is what Park always strives for. You might say that this is a "brains, not just brawn" approach to our business.

In addition to performing design work for the aircraft OEMs, Park is interested in the "STC", or Supplemental Type Certificate, arena. Supplemental Type Certificates are issued by the FAA as "supplements" to existing aircraft FAA Type Certificates. These STCs are based upon some form of aircraft upgrade or modification which is approved by the FAA. Our objective is to design and develop composite parts modifications to existing certified aircraft for which Park would apply for the STCs. This STC activity can be done in conjunction with an OEM or independently. In either event, Park would not only design and manufacture the composite parts related to the modification, but Park would also own the STC issued by the FAA. Obviously, developing and owning STCs would provide Park with another degree of uniqueness. Now, we are not there yet. We are still in the process of developing the capability and recruiting the talent necessary to perform composite parts related STC work. Nevertheless, I thought it would be appropriate to share this Park objective with you.



Park's patented composite struts on NASA's Max Launch Abort System ("MLAS") test vehicle. The struts indicated by the arrows above are 11 feet in length.

Of course, during the 2009 fiscal year, we also made major investments in order to enhance and facilitate the growth and development of our aircraft industry related activities. During the year, we acquired the assets of Nova Composites, Inc. based in Lynnwood, Washington. This new Park business, which is now called Park Aerospace Structures Corp., produces advanced composite parts for the aircraft and space vehicle industry. These parts are often produced with Park's advanced composite materials. We also completed our new Park Aircraft Technologies Corp. ("PATC") advanced composite materials development and manufacturing facility located at the Newton, Kansas Airport. This beautiful (if I may say so myself) facility is, and I suspect will be for years to come, the "center of the universe" for Park's aircraft-related development and manufacturing activities. As a matter of fact, we are very actively considering and studying the expansion of that facility in order to enable the facility to design and produce aircraft composite parts and to accommodate additional technical and business development activities.

And lastly, in the area of development activities related to the aircraft industry, we should touch on our M&A activities. As is widely known, Park has a very strong balance sheet and a very strong cash position. It seems that, as a result of the global financial crisis, cash may finally matter. (For many years, sometimes to our frustration, the cash which we worked hard to earn the "old-fashioned way" seemed to be almost irrelevant, because cash was so easily available to almost anyone.) Park has been actively looking for acquisitions which would enhance or accelerate our strategic penetration into or growth in the aircraft industry. Now, we are taking our time (we believe that time may finally be on our side!), and we are looking for strategic opportunities only (we are not looking to do acquisitions for the sake of doing acquisitions). But, we are hopeful that, if we keep at it, some good acquisition opportunities may come our way soon. We shall see.

So, how have we done so far with our business development efforts directed towards the aerospace industry? Well, we have hired a number of solid technical and engineering people related to the aircraft industry as previously stated. We acquired what is now called Park Aerospace Structures Corp. We completed our new PATC facility in Newton, Kansas. We have been involved in an enormous amount of quoting and long-term contract related activities with almost all the major aircraft OEMs. But, I would have to say that we are not there yet, and we have a way to go before we accomplish our business development objectives related to the aircraft industry. Will we succeed? I think the vote is still out on that question. However, as previously mentioned, just maybe a year or two ago, Park was almost a complete unknown in the aircraft industry...a "nobody". One thing I would say for sure is that Park is not a "nobody" in the aircraft industry anymore!



Recently completed Park Aircraft Technologies Corp. facility located at the Newton, Kansas Airport.

Park's Electronics Product Lines

Since we were basic unknowns in the aircraft industry until very recently, Park has had to focus and concentrate a significant amount of its sales, marketing, development and investment activities towards that industry in order to "break in" and become a player. Anything less than an all-out effort would have resulted in failure and been a waste of time in my opinion. We gave it the all-out effort necessary for success, as that success was, and is, critical for Park's future in my opinion.

But, that does not mean to even the smallest degree that we are moving away from or backing off of the electronics industry. Although I hear that some of our competitors may whisper such things to our electronics manufacturing customers and OEMs from time to time, there actually could be nothing further from the truth. As a matter of fact, a major portion of Park's R&D efforts continue to be directed towards the electronics industry and our electronics product line. I am personally very pleased that we have made the consuming effort necessary to establish a presence in the aircraft industry, and I do not apologize for doing so. However, any implications drawn from those efforts to the effect that we are no longer committed to the electronics industry are simply untrue and without foundation.

Thank You

As usual, I would like to thank you for taking the time to read my letter. I also would like to ask you to please take the time to read the following letters written by some of Park's other key people if you can find the time to do so.

It is a pleasure dealing with you. Thank you for your interest in our company. I wish you the best in the coming year.

Sincerely,



Brian E. Shore, President and Chief Executive Officer

Park's Global Safety Achievements



Lynnwood, WA
Waterbury, CT
Zhuhai, PRC
Fullerton, CA
Melville, NY
(Parent Company Offices)
Tempe, AZ
Newton, KS
Lannemezan, FR
Singapore
(Gul Plant and
Pioneer Plant)



Park Aerospace
Structures Corp.
365 DAYS ACCIDENT FREE



Neltec
600 Jours PARK
100 Jours sans
accident



1411
nelco

Nelco, CA—700 Days Accident Free Celebration, 2nd shift.



Ron Fleming
Director of Environmental, Health and Safety
Park Electrochemical Corp.

What We Achieved

- We completed several important safety initiatives focusing on process and employee safety.
- The entire Park organization broke its Days Accident Free record.
- Our business units were able to celebrate their own accomplishments including business units with 500, 600 and even 700 days accident free.

What We Learned About Safety

- We learned that safety is not achieved with programs or policies; a safe workplace is possible only with the involvement of all employees in the safety process.
- We learned that people watching the safe work behavior of others leads to people watching their own work behavior. This awareness leads to their changed behavior which leads to accident prevention.
- We learned that reporting and investigating near misses is even more important than investigating accidents since investigating near misses will prevent the accidents. There will always be hazards in the workplace. But, with everyone aware and willing to address these hazards, the accidents can be prevented.
- We learned that people make safety happen through their awareness and willingness to follow established safe work practices.

What We Expect Going Forward

- Our people are proud of their accomplishments. Although we all recognize that continuing this safety record will take hard work, our people recognize the importance and are ready for the challenge.
- Although we recognize that we cannot eliminate all hazards, our goal will always be to eliminate all accidents.


PARK ELECTROCHEMICAL CORP.
100 Days Accident Free !


Félicitation à toute l'équipe de
neltec Lannemezan
pour les 600 jours sans accident
Congratulation to
all business units, for achieving
100 days accident free

Days Worked Accident Free


Nelco Products, Fullerton 719
Nelco PTE, Singapore 228
Nelco Technology, Zhuhai 416
Neltec, SA 658
Neltec, Tempe 374
Park Advanced Composite Materials 60
Park Aircraft Technologies Corp. 319
Park Aerospace Structures Corp. 441





Park Aircraft Technologies Corp.

Tom Pursch
President
Park Aircraft Technologies Corp.

Marty Kendrick
Vice President of Operations
Park Electrochemical Corp.

Park Aircraft Technologies Corp. ("PATC") is centrally located in the middle of the United States just north of Wichita at the Newton City/County Airport in Kansas. After breaking ground about a year and a half ago, our development and manufacturing facility is complete and the major equipment installation is behind us. Our brand new 52,000 square foot facility is now coming to life for both our employees and our customers. As our visitors walk through our front doors and step onto our bright clean powder blue manufacturing floor, we want their reaction to be "WOW!" Our goal, however, is not to have that impression stop there...we want that same reaction to our products, our equipment, our process capability, our quality, our customer service and support, and our people. We recognize these are lofty goals, but we won't stop working and are committed to doing everything we need to do to make these goals a reality.

Our team is currently busy characterizing our new processes. The sixty inch wide hot melt film casting and impregnation system is now in production. This system is designed to produce resin impregnated fabrics and uni-directional tape. We have provided several customers with qualification samples representing a wide variety of reinforcement material and resin types. We also have completed another key milestone for our hot melt process as we successfully delivered our first volume production orders to customers. In addition, we are installing the twenty-four inch hot melt line which was transferred from our Waterbury, Connecticut facility. This line will give us more flexibility and capability to support our customers.



Park Aircraft Technologies Corp. team.

Beyond the manufacturing equipment is a very well-equipped quality assurance and development laboratory.



PATC's new hot melt line. First commercial sale of E-765 unitape produced on line took place in May 2009.

The capabilities of the laboratory include sample lay-up, oven curing, autoclave curing, environmental conditioning, multimodal structural loading testing, and much more. We also have a large drive-in freezer to store finished materials in zero degree conditions to keep products stored and ready for our customers. As our facility grows in capability, we are also busy staffing our business with enthusiastic and committed employees. We continue to place technicians, engineers and management personnel into key positions.

We have hosted our first customer visits to our bright, ultra-clean and well-equipped facility. Our commitment to our customers is to provide the products they need as quickly as possible and to create a culture that is nimble and focused on servicing their ever-changing demands and needs. Fiscal year 2010 should be an exciting year filled with key milestones, lots of activity and many firsts.



David Dahlquist
Vice President of Business Development
Park Electrochemical Corp.

Business Development

In April 2008, Park completed the acquisition of what is now Park Aerospace Structures Corp. in Lynnwood, Washington. The new Nova™ product line of composite aerospace parts extends Park's capability as a supplier to the general aviation aircraft manufacturing industry beyond composite materials. During the 2009 fiscal year, the response of the general aviation community to Park's new capabilities has been encouraging. We have seen significant quoting activities with a number of targeted major customers.

Over the course of the 2009 fiscal year, Park has transitioned the focus of the team in Lynnwood, Washington from short-term, low volume or prototype programs to major new aircraft development programs. For such long-term development programs, customers seem to understand the value of Park's long history and financial stability as they look for suppliers who will be able to support programs for new aircraft that may take many years to design and test before gaining approval from civil aviation authorities such as the Federal Aviation Administration ("FAA").

Our position as both a material supplier and composite parts manufacturer allows Park to improve the quality and processability of our prepregs and gives us outstanding



Park's patented composite strut design has been used on struts supporting loads up to 240,000 pounds.

insight into the interactions between composite material properties and the finished composite parts. Park continues to closely integrate our composite parts and composite prepreg operations to ensure the best possible support of both our prepreg customers and our composite parts customers.



Composite inlet duct for new jet aircraft.

To continue to expand our ability to support the general aviation aircraft manufacturing industry, Park is working to increase our engineering capabilities. Moving forward, Park intends to be in a position to support customers who prefer to have their suppliers complete the design details and FAA certification of composite parts and assemblies. This engineering capability is being developed internally, as well as through partnerships with outside resources.

Park continues to actively pursue acquisition opportunities. Enhancing our aerospace parts engineering capability, adding new manufacturing processes and capabilities, or other opportunities to add unique product offerings are all key considerations in each target company. The current financial environment should create opportunities for Park to identify acquisition targets that will further the company's strategic goals.

In addition to growth through acquisition, Park continues to evaluate options for organic growth of our existing product lines. One project considered during the 2009 fiscal year was the construction of a composite parts manufacturing facility in Mexico. This facility was intended to provide high volume production of composite aircraft parts for a number of general aviation aircraft manufacturers. Park conducted a thorough investigation of potential sites in North America for such a facility; however, given the downturn in manufacturing activity in the general aviation aircraft market, we have decided to put this project on hold. We feel that this investigation will allow us to react quickly if the opportunity arises for Park to construct such a facility in the near future.

As fiscal year 2010 unfolds, we will continue our efforts to expand our business both through acquisition and organic growth. We are working to position Park to be prepared for continued growth in our target markets.



Global Sales & Marketing

Tony DiGaudio
Vice President of Marketing and Sales
Park Electrochemical Corp.



High Performance Materials as a Percentage of Total Worldwide Electronic Material Sales
70%
60
50
40
30
20
10
0
'04
'05
'06
'07
'08
'09

As I take the time to look back on the 2009 fiscal year, now some months after it has come to an end, I have to conclude that it is probably the most remarkable year of my Park career. Our 2009 fiscal year was punctuated by significant events and interspersed with a broad range of emotions. How could a year that included the global economic downturn, and the effect that it has had on our chosen markets, be anything less than remarkable?

Early in the 2009 fiscal year, Park acquired the assets of what is now named Park Aerospace Structures Corp., and what we now call the Nova™ product line of aerospace parts. The sales and marketing team has been asked to learn new products and new markets before, and



PATC's hot melt line is capable of producing unitape and prepreg up to 60 inches in width.

once again I will say that I'm proud of the team's performance to date. The mission was to learn about the aerospace parts market, learn who the players are, and of course generate interest and eventually opportunities. The level of interest we have encountered in this short amount of time is encouraging, and there are very real opportunities opening up for Park. In fact, following the acquisition in April 2008, we were working on quotes for major aerospace companies as early as May.

This does not mean life is going to be easy. The amount of effort required for each quote can be enormous, and may only be eclipsed by the expectations that will be



Final assembly operation for an Unmanned Aerial Vehicle ("UAV") structure.

placed upon us when we *win* a quote! And it will take many, many wins to satisfy our high expectations. We are not there yet.

It probably goes without saying, but I'll say it anyway: We did not diminish our efforts to grow the Nelcote® composite materials product line, and we did not diminish our efforts to grow the high performance area of our Nelco® product line of advanced circuit materials. It was a year of learning and a yearlong effort to keep our resources in balance, and to keep each of our individual focuses laser sharp.


Proud to be
Accident
Free

Tim Slipp
Vice President and General Manager
Park Aerospace Structures Corp.

Park Aerospace Structures Corp.

The end of our 2009 fiscal year was within one month of our first complete year of operation at Park Aerospace Structures Corp., our advanced composite parts manufacturing facility located in Lynnwood, Washington.



Initial lay-up of flat panels for a military aerospace structure. Panels are subsequently machined after curing.

At Park Aerospace Structures Corp., we manufacture complex composite parts for the general aviation, commercial aviation, defense and space flight industries. We sell our composite parts as Park's Nova™ product line.

The tasks associated with transforming an organization following an acquisition are considerably different than a start-up effort. Aside from the obvious actions such as customer and supplier notifications, signage, publications and transferring employees into a new human resources and employee benefits system with all of the attendant orientation and training, we were challenged with infusing the Park culture into the organization. Those who know Park understand that Park's culture is firmly steeped in integrity, individual responsibility, constant advancement and innovations in technology and methodologies. Our people do not back away from any challenges, nor will they accept failure. The products and services we provide have to be perfect every time. We also perform at a pace much faster than our competitors and deliver on time, every time. Our facilities are maintained in a spotless condition, constantly. Employee safety and environmental compliance have absolutely zero allowance for compromise.

If you visit Park Aerospace Structures Corp. today, you would quickly discover that we operate as described above. The employees who joined our team as part of the acquisition have wholeheartedly embraced the Park culture, and they are as committed to fostering the Park culture as any employee at our legacy facilities. Considering the nature of parts manufacturing, which includes a considerable amount of hands-on work, often utilizing very sharp tools, we are particularly proud of our safety performance; we completed our first full year of operation without a single accident or injury.

Our approach in the composite parts market is to be innovative in every respect, and to develop new and different offerings to our customers. We intend to stand out as a completely unique company, and one that functions at a much higher level than just a build-to-print factory. One way we will accomplish this is through our focus on engineering strength. We have already tripled the engineering staff at Park Aerospace Structures Corp., and have elevated our technology in regard to design software to the most current level available. Our efforts throughout the 2010 fiscal year will continue along this path as we further enhance our capabilities and implement state of the art technology.

The response from our existing and target customer base has been extremely positive. We have participated in an enormous number of RFQs on some very significant programs. We are offering our customers levels of assembly and completion that were not provided before, further increasing the capabilities of both our facility and our staff.



Space vehicle structure. Prepreg is "layed up" on a tool prior to curing.

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

General:

Park is a global advanced materials company which develops, manufactures, markets and sells high-technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials and parts principally for the aerospace markets. Park's core capabilities are in the areas of polymer chemistry formulation and coating technology. Park also specializes in the manufacture of complex composite aircraft and space vehicle parts. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, Kansas, Arizona, California and Washington. The Company's products are marketed and sold under the Nelco®, Nelcote® and Nova™ names.

The comparisons of the Company's results of operations for its 2009 fiscal year ended March 1, 2009 to the Company's results of operations for its 2008 fiscal year ended March 2, 2008 and the comparisons of the Company's results of operations for its 2008 fiscal year to the Company's results of operations for its 2007 fiscal year ended February 25, 2007 are impacted by the facts that the 2008 fiscal year consisted of 53 weeks and the 2009 and 2007 fiscal years each consisted of 52 weeks.

The Company's total net sales declined in the fiscal year ended March 1, 2009 compared to the fiscal year ended March 2, 2008 as a result of decreases in sales of the Company's printed circuit materials products in North America, Asia and Europe, following a decline in the Company's total net sales in the fiscal year ended March 2, 2008 compared to the fiscal year ended February 25, 2007 as a result of decreases in sales of the Company's printed circuit materials products in North America and Europe. These decreases in sales of the Company's printed circuit materials were only partially offset by increases in sales of the Company's advanced composite materials in the 2009 fiscal year compared to the 2008 fiscal year and in the 2008 fiscal year compared to the 2007 fiscal year and, in the 2009 fiscal year, by the addition of sales of the Company's advanced composite parts products as a result of the Company's acquisition of the composite parts business of Nova Composites in Lynnwood, Washington in the 2009 fiscal year first quarter.

As a result of the declines in the Company's total net sales in the 2009 and 2008 fiscal years compared to the immediately preceding fiscal years, the Company's earnings from continuing operations were lower in the 2009 fiscal year than in the 2008 fiscal year and lower in the 2008 fiscal year than in the 2007 fiscal year.

The significant decreases in sales of printed circuit materials products, combined with, among other things, substantial losses at the Company's Neltec Europe SAS electronic materials business unit in Mirebeau, France, resulted in lower gross profits and lower earnings from continuing operations in the 2009 fiscal year compared to the 2008 fiscal year. The declines in the Company's operating and earnings performances during the 2009 fiscal year compared to the 2008 fiscal year were partially offset by higher percentages of sales of higher margin, high performance printed circuit materials and advanced composite materials products during the 2009 fiscal year and by the benefits resulting from the restructurings of the Company's Neltec Europe SAS and Neltec SA business units in the 2008 fiscal year and from the workforce reductions at the Nelco Products, Inc., Neltec, Inc. and Nelco Products Pte. Ltd. business units and the closures of the New England Laminates Co., Inc. and Neltec Europe SAS business units in the 2009 fiscal years, all described elsewhere in this Discussion.

The Company's net earnings for the 2009 fiscal year were significantly increased by a discontinued operations benefit of $16.5 million recorded by the Company in the 2009 fiscal year fourth quarter related to the elimination of a liability from discontinued operations of the Company's Dielektra GmbH subsidiary located in Germany as a result of certain legal proceedings in Germany. The Company's earnings were also increased by a tax benefit of $4.7 million recorded by the Company in the 2009 fiscal year fourth quarter related to the elimination of certain valuation allowances resulting principally from the closure of the Company's New England Laminates Co., Inc. electronic materials business unit located in Newburgh, New York and by a tax benefit of $1.2 million recorded by the Company in the 2009 fiscal year fourth quarter related to one-time pre-tax charges also recorded by the Company in such quarter for the aforementioned closure of the Company's New England Laminates Co., Inc. business unit and the closure of the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France and for a workforce reduction and an asset impairment at the Company's Nelco Products Pte. Ltd. electronic materials and advanced composite materials business unit in Singapore. Such benefits were partially offset by the one-time pre-tax charges of $5.7 million recorded by the Company in the 2009 fiscal year fourth quarter related to the aforementioned business unit closures, workforce reduction and asset impairment and by a one-time pre-tax charge of $0.6 million recorded by the Company in the 2009 fiscal year third quarter related to restructurings at certain of its North American and European business units.

The Company's net earnings for the fiscal year ended March 2, 2008 were increased by a tax benefit of $1.5 million recorded by the Company in the 2008 fiscal year fourth quarter resulting from the reduction of tax reserves in the United States related to transfer pricing and were reduced by a charge of $1.4 million recorded by the Company in the 2008 fiscal year fourth quarter for employment termination benefits and other expenses related to a restructuring and workforce reduction at the Company's Neltec Europe SAS business unit.

The markets for the Company's printed circuit materials products have contracted from the levels that existed in the 2007 fiscal year. Consequently, sales of the Company's printed circuit materials products decreased in the 2009 fiscal year compared to the 2008 fiscal year and in the 2008 fiscal year compared to the 2007 fiscal year. The markets for the Company's advanced composite materials and parts continued to be relatively strong during the first half of the 2009 fiscal year, and sales of the Company's advanced composite materials products increased in the 2009 fiscal year compared to the 2008 fiscal year and in the 2008 fiscal year compared to the prior fiscal year principally as a result of the Company's marketing and sales efforts.

The global markets for the Company's printed circuit materials products continue to be very difficult to forecast, and it is not clear to the Company what the condition of the global markets for the Company's printed circuit materials products will be in the 2010 fiscal year. Further, the Company is not able to predict the impact the current global financial and credit crisis will have on the markets for its advanced composite materials and parts products in the 2010 fiscal year.

As previously reported, in the first quarter of the Company's 2009 fiscal year, the Company's wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a manufacturer of composite parts and the tooling for such parts, located in Lynnwood, Washington, for a cash purchase price of $4.5 million paid at the closing of the acquisition and up to an additional $5.5 million payable over five years depending on the achievement of specified earn-out objectives.

In addition, in the fourth quarter of the Company's 2009 fiscal year, the Company completed the construction of a new development and manufacturing facility in Newton, Kansas to produce advanced composite materials principally for the aircraft industry. The Company spent approximately $15 million on the facility and equipment in Kansas.

In the fourth quarter of the 2009 fiscal year, the Company recorded a discontinued operation benefit of $16.5 million related to the elimination of a liability from discontinued operations of the Company's Dielektra GmbH subsidiary located in Germany as a result of certain legal proceedings in Germany.

In the fourth quarter of the 2008 fiscal year, the Company opened its new advanced composite materials manufacturing plant in Singapore, which it had acquired in the 2007 fiscal year and modified and expanded for use as a composite materials manufacturing plant.

As previously reported, the Company discontinued its participation in the bidding for certain of the assets and business of Columbia Aircraft Manufacturing Corporation ("Columbia") in an auction conducted in the United States Bankruptcy Court for the District of Oregon in Portland, Oregon on November 27, 2007 and incurred approximately $0.5 million in out-of-pocket expenses relating to its extensive due diligence investigation of Columbia in Bend, Oregon and elsewhere, all of which was expensed in the 2008 fiscal year third quarter ended November 25, 2007.

In the fourth quarter of the 2008 fiscal year, the Company also recorded a tax benefit of $1.5 million relating to the reduction of tax reserves in the United States related to transfer pricing.

In the 2007 fiscal year, the Company completed the construction of a new manufacturing facility in the Zhuhai Free Trade Zone in Guangdong Province in southern China. During the 2008 fiscal year, the Company modified certain of the equipment in this facility so that it can laminate polytetrafluoroethylene ("PTFE") based circuitry materials in Asia. In addition, the Company upgraded its printed circuit materials treating operation in Singapore during the 2007 fiscal year so that such operation is capable of treating the Company's full line of advanced printed circuit materials in Singapore, except PTFE materials.

While the Company continues to invest in its business, it also continues to make additional adjustments to certain of its operations, which have resulted in workforce reductions and plant closures.

In the 2008 fiscal year fourth quarter, the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France, completed a restructuring of its operations and a reduction of its workforce in response to the continuing erosion of the markets for electronic materials in Europe and the continuing migration of such markets to Asia, and the

Company recorded a one-time charge of approximately $1.4 million in such quarter for employment termination benefits and other expenses resulting from such restructuring and workforce reduction. In addition, in the 2006 fiscal year first and second quarters, the Company reduced the size of the workforce at its Neltec Europe SAS business unit as a result of deterioration of the European market for high-technology printed circuit materials, and it recorded an employment termination benefits charge of $0.9 million during the 2006 fiscal year.

Despite the restructurings implemented in the 2006 and 2008 fiscal years, Neltec Europe generated significant operating losses in the second and third quarters of the 2009 fiscal year. In the 2009 fiscal year third quarter, the Company announced that its Neltec Europe SAS and Neltec SA business units were proposing to restructure their operations and that, as a major component of such restructurings, Neltec Europe SAS was proposing to close completely its operations and had commenced an information and consultation process with its employees regarding the proposed closure in accordance with French law. Although the Company intends to continue the operations of its Neltec SA RF/microwave electronic materials business unit located in Lannemezan, France, the proposed restructuring included a reorganization of certain of the activities of Neltec SA. Neltec Europe SAS proposed to close fully its operations in response to the very serious erosion of the markets for digital electronic materials in Europe and the migration of such markets to Asia. The market for such products in Europe had eroded to the point where the Company believed it was not possible for the Neltec Europe SAS business to be viable. Neltec Europe SAS completed the information and consultation process with its employees early in the 2009 fiscal year fourth quarter, and the Company implemented the plant closure and recorded a one-time pre-tax charge of $4.1 million, reduced by $4.0 million of non-cash cumulative currency translation adjustment recapture, in the fourth quarter of the Company's 2009 fiscal year.

In addition to the restructurings of its Neltec Europe SAS and Neltec SA business units in France, the Company implemented workforce reductions at its Nelco Products, Inc. electronic materials business unit located in Fullerton, California and its Neltec, Inc. high-technology electronics circuitry materials business unit located in Tempe, Arizona in the third quarter of its 2009 fiscal year and recorded a charge of $0.6 million in such quarter for such workforce reductions and for the restructuring at its Neltec SA business unit in Lannemezan, France.

In addition, in the 2009 fiscal year fourth quarter, the Company implemented a workforce reduction at its Nelco Products Pte. Ltd. high-technology electronics circuitry materials and advanced composite materials business unit located in Singapore and as a result of this workforce reduction, the Company recorded a charge of $0.4 million in the fourth quarter of the 2009 fiscal year.

Also, in the 2009 fiscal year fourth quarter, the Company's New England Laminates Co., Inc. electronic materials business unit located in Newburgh, New York closed its operations in response to the very serious erosion of the markets for electronic materials in North America, and as the result of this closure, the Company recorded a one-time pre-tax charge of $1.2 million in the fourth quarter of the 2009 fiscal year.

Since the closures of the Neltec Europe SAS and New England Laminates Co., Inc. business units, the Company has been supplying and supporting customers of such business units from the Company's electronic materials operations in Fullerton, California and Tempe, Arizona.

The total one-time pre-tax charges related to the restructurings of the Company's Neltec Europe SAS and Neltec SA business units in the 2009 fiscal year, the workforce reductions at the Nelco Products, Inc., Neltec, Inc. and Nelco Products Pte. Ltd. business units and the closures of the New England Laminates Co., Inc. and the Neltec Europe SAS business units, all described above, and related to an asset impairment at the Company's business unit in Singapore recorded by the Company in the 2009 fiscal year were $6.3 million, net of the recapture of non-cash cumulative currency translation adjustments totaling $4.0 million recognized by the Company in the 2009 fiscal year fourth quarter relating to the closure of the Neltec Europe SAS business unit.

During the 2007 fiscal year, the Company recorded a pre-tax charge of $1.3 million in connection with the termination of an insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and recognized a $0.5 million tax benefit relating to this insurance termination charge. The termination of the insurance arrangement involved a payment of $1.3 million by the Company to Mr. Shore in January 2007, which resulted in a net cash cost to the Company of $0.7 million, after the Company's receipt of a portion of the cash surrender value of the insurance policies. During the 2007 fiscal year, the Company also recognized a tax benefit of $3.5 million relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and a tax benefit of $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit.

Fiscal Year 2009 Compared with Fiscal Year 2008:
The Company's total net sales worldwide and its total net sales of printed circuit materials declined, while its total net sales of its advanced composite materials and parts increased, in the fiscal year ended March 1, 2009 compared to the fiscal year ended March 2, 2008 as a result of declines in net sales of printed circuit materials in North America, Europe and Asia.

The reduced sales in the 2009 fiscal year resulted in significantly lower gross profit and gross profit margin in the 2009 fiscal year than in the 2008 fiscal year, following a slight improvement in the Company's gross profit margin in the 2008 fiscal year compared to the 2007 fiscal year.

The Company's gross profit in the 2009 fiscal year was substantially lower than the gross profit in the prior fiscal year primarily as a result of reduced total sales of printed circuit materials products, which were partially offset by higher percentages of sales by the Company of its higher margin, high performance printed circuit materials products and advanced composite materials and parts and by the benefits resulting from the restructuring of the Company's Neltec Europe SAS business unit in the 2008 fiscal year and from the workforce reductions at the Nelco Products, Inc., Neltec, Inc. and Nelco Products Pte. Ltd. business units and the closures of the New England Laminates Co., Inc. and Neltec Europe SAS business units in the 2009 fiscal year, all described elsewhere in this Discussion.

Sales of the Company's advanced composite materials and parts increased during the 2009 fiscal year primarily as a result of the Company's marketing and sales efforts and the addition of sales of the Company's advanced composite parts as a result of the Company's acquisition of the advanced composites parts manufacturing business of Nova Composites in Lynnwood, Washington in the 2009 fiscal year first quarter. Sales of advanced composite materials and parts were 13% of the Company's total net sales worldwide in the 2009 fiscal year compared to 9% in the 2008 fiscal year.

The Company's earnings in the 2009 fiscal year were enhanced by a tax benefit of $4.7 million recorded by the Company in the 2009 fiscal year fourth quarter related to the elimination of certain valuation allowances resulting principally from the closure of the Company's New England Laminates Co., Inc. electronic materials business unit located in Newburgh, New York and by a tax benefit of $1.2 million recorded by the Company in the 2009 fiscal year fourth quarter related to one-time pre-tax charges also recorded by the Company in such quarter for the aforementioned closure of the Company's New England Laminates Co., Inc. business unit and the closure of the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France and for a workforce reduction and an asset impairment at the Company's Nelco Products Pte. Ltd. electronic materials and advanced composite materials business unit in Singapore. Such benefits were offset by the one-time pre-tax charges of $5.7 million recorded by the Company in the 2009 fiscal year fourth quarter related to the aforementioned business unit closures, workforce reduction and asset impairment and a one-time pre-tax charge of $0.6 million recorded by the Company in the 2009 fiscal year third quarter related to restructurings at certain of its North American and European business units.

The Company's net earnings in the 2009 fiscal year were also significantly increased by a discontinued operations benefit of $16.5 million recorded by the Company in the 2009 fiscal year fourth quarter related to the elimination of a liability from discontinued operations of the Company's Dielektra GmbH subsidiary located in Germany.

The Company's results of operations in the 2008 fiscal year were slightly enhanced by a tax benefit of $1.5 million recorded by the Company in the 2008 fiscal year fourth quarter resulting from the reduction of tax reserves in the United States related to transfer pricing, which was partially offset by a charge of $1.4 million recorded by the Company in the 2008 fiscal year fourth quarter for employment termination benefits and other expenses resulting from a restructuring and workforce reduction at the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France.

Results of Operations
The Company's total net sales worldwide for the fiscal year ended March 1, 2009 declined 17% to $200.1 million from $241.9 million for the fiscal year ended March 2, 2008. The decline in net sales was the result of decreased sales of the Company's printed circuit materials in North America, Europe and Asia which were only partially offset by increased sales of the Company's high performance printed circuit materials and advanced composite materials and parts.

The Company's foreign sales were $96.3 million, or 48% of the Company's total net sales worldwide, during the 2009 fiscal year, compared with $120.9 million of sales, or 50% of total net sales worldwide, during the 2008 fiscal year and 47% of total net sales worldwide during the 2007 fiscal year. The

Company's foreign sales during the 2009 fiscal year decreased 20% from the 2008 fiscal year primarily as a result of decreases in sales in Europe and Asia.

For the fiscal year ended March 1, 2009, the Company's sales in North America, Asia and Europe were 52%, 37% and 11%, respectively, of the Company's total net sales worldwide compared with 50%, 37% and 13%, respectively, for the fiscal year ended March 2, 2008. The Company's sales in Asia declined 19%, its sales in North America declined 14% and its sales in Europe declined 25% in the 2009 fiscal year compared to the 2008 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide operations declined to 21.7% during the 2009 fiscal year compared to 25.8% during the 2008 fiscal year. The deterioration in the gross profit margin was attributable primarily to reduced sales volumes, which were only partially offset by higher percentages of sales of higher margin, high performance printed circuit materials products and advanced composite materials and parts and by the benefits resulting from the restructurings of the Company's Neltec Europe SAS and Neltec SA business units in the 2008 fiscal year and from the workforce reductions at the Nelco Products, Inc., Neltec, Inc. and Nelco Products Pte. Ltd. business units and the closures of the New England Laminates Co., Inc. and Neltec Europe SAS business units in the 2009 fiscal year, all described elsewhere in this Discussion.

During the fiscal year ended March 1, 2009, the Company's total net sales worldwide of high temperature printed circuit materials, which included high performance materials (non-FR4 printed circuit materials), were 100% of the Company's total net sales worldwide of printed circuit materials, compared with 99% for last fiscal year.

The Company's high temperature printed circuit materials include its high performance materials (non-FR4 printed circuit materials), which consist of high-speed, low-loss materials for digital and RF/microwave applications requiring lead-free compatibility and high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance, cyanate esters, and PTFE materials for RF/microwave systems that operate at frequencies up to 77GHz.

During the fiscal year ended March 1, 2009, the Company's total net sales worldwide of high performance printed circuit materials (non-FR4 printed circuit materials) were 61% of the Company's total net sales worldwide of printed circuit materials, compared with 52% for last fiscal year.

The Company's cost of sales decreased by 13% in the 2009 fiscal year from the 2008 fiscal year as a result of lower sales and lower production volumes in the 2009 fiscal year than in the 2008 fiscal year. However, the Company's cost of sales as a percentage of net sales increased in the 2009 fiscal year compared to the prior year resulting in a gross profit margin percentage decline, which was attributable to lower sales volumes in the 2009 fiscal year and the impact of currency translation on costs incurred in Singapore dollars and increases in utility costs in the 2009 fiscal year, partially offset by higher percentages of sales of higher margin, high performance printed circuit materials and advanced composite materials products in the 2009 fiscal year.

Selling, general and administrative expenses decreased by $2.4 million, or by 9%, during the 2009 fiscal year compared to the 2008 fiscal year, but these expenses, measured as a percentage of sales, were 12.4% during the 2009 fiscal year compared to 11.2% during the 2008 fiscal year. The higher percentage in the 2009 fiscal year was the result of lower sales in such year. Selling, general and administrative expenses included $1.2 million for the 2009 fiscal year for stock option expenses compared to $1.4 million for the 2008 fiscal year, which the Company recorded pursuant to Statement of Financial Accounting Standards 123(R).

In the 2009 fiscal year fourth quarter, the Company recorded one-time pre-tax charges of $5.7 million related to the closure of the Company's New England Laminates Co., Inc. electronic materials business unit located in Newburgh, New York and the closure of the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France and related to a workforce reduction and an asset impairment at the Company's Nelco Products Pte. Ltd. electronic materials and advanced composite materials business unit in Singapore, and recognized tax benefits of $1.2 million related to these charges and a tax benefit of $4.7 million related to the elimination of valuation allowances resulting principally from the aforementioned closure of the Company's New England Laminates Co., Inc. business unit. In the 2009 fiscal year third quarter, the Company recorded a pre-tax charge of $0.6 million related to the restructurings at certain of its North American and European business units.

During the 2008 fiscal year, the Company recorded a charge of $1.4 million for employment termination benefits and other expenses resulting from the restructuring and workforce reduction at the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France and a tax benefit of

$1.5 million resulting from the reduction of tax reserves in the United States related to transfer pricing.

For the reasons set forth above, the Company's earnings from continuing operations for the 2009 fiscal year, including the charges described above relating to the facility closures and asset impairment and the restructurings at certain of the Company's North American and European business units and the tax benefits described above relating to the facility closure and asset impairment charges and to the elimination of valuation allowances, were $12.4 million compared to earnings from continuing operations for the 2008 fiscal year, including the charge described above for the restructuring and workforce reduction at the Company's Neltec Europe SAS electronic materials business unit and the tax benefit relating to the reduction of tax reserves, of $33.9 million. The net impacts of the charges and tax benefits described above were to decrease earnings from continuing operations by $6.3 million for the 2009 fiscal year and to decrease earnings from continuing operations by $1.4 million for the 2008 fiscal year.

Interest and other income, net, principally investment income, declined 29% to $6.6 million for the 2009 fiscal year from $9.4 million for the 2008 fiscal year. The decline in investment income was attributable to lower prevailing interest rates partially offset by higher levels of cash available for investment during the 2009 fiscal year than during the 2008 fiscal year. The Company's investments were primarily in short-term instruments and money market funds. The Company incurred no interest expense during the 2009, 2008 or 2007 fiscal years. See "Liquidity and Capital Resources" elsewhere in this Discussion.

The Company's effective income tax rate was 2.6% for the 2009 fiscal year compared to 19.9% for the 2008 fiscal year. The Company's effective income tax rate for continuing operations, excluding the tax benefits and the charges described above, for the 2009 fiscal year was 25.4% compared to 22.7% for the 2008 fiscal year.

The Company's net earnings from continuing operations for the 2009 fiscal year, including the charges and tax benefits described above, were $18.5 million compared to net earnings from continuing operations for the 2008 fiscal year, including the charge and tax benefit described above, of $34.7 million. The net impacts of the charges and tax benefits described above were to increase net earnings from continuing operations by $0.3 million for the 2009 fiscal year and to decrease net earnings from continuing operations by $0.1 million for the 2008 fiscal year.

In the 2009 fiscal year fourth quarter, the Company also recorded a discontinued operations benefit of $16.5 million related to the elimination of a liability from discontinued operations of its Dielektra GmbH subsidiary located in Germany.

The Company's net earnings for the 2009 fiscal year, including the charges and tax benefits described above and the discontinued operations benefit described above, were $35.0 million compared to net earnings for the 2008 fiscal year, including the charge and tax benefit described above, of $34.7 million. The net impacts of the charges and tax benefits described above and the discontinued operations benefit described above were to increase net earnings by $16.8 million for the 2009 fiscal year and to increase net earnings by $0.1 million for the 2008 fiscal year.

Basic and diluted earnings per share, including the charges and tax benefits described above and the discontinued operations benefit described above, were $1.71 per share for the 2009 fiscal year compared to basic and diluted earnings per share of $1.71 and $1.70 per share, respectively, including the charge and tax benefit described above, for the 2008 fiscal year. The net impacts of the charges and tax benefits described above were to increase the basic and diluted earnings per share by $0.81 for the 2009 fiscal year.

Fiscal Year 2008 Compared with Fiscal Year 2007:
The Company's total net sales worldwide and its total net sales of printed circuit materials declined, while its sales of its advanced composite materials increased, in the fiscal year ended March 2, 2008 compared to the fiscal year ended February 25, 2007, following increases in total net sales worldwide in the 2007 fiscal year compared to the 2006 fiscal year.

The reduced sales in the 2008 fiscal year resulted in a slightly lower gross profit in the 2008 fiscal year than in the 2007 fiscal year, although the Company experienced a slight improvement in the Company's gross profit margin in the 2008 fiscal year, following substantial improvements in the 2007 fiscal year compared to the 2006 fiscal year and in the 2006 fiscal year compared to the 2005 fiscal year.

The Company's gross profit in the 2008 fiscal year was lower than its gross profit in the prior fiscal year primarily as a result of reduced total sales of printed circuit materials products, which were less than offset by higher percentages of sales by the Company of its higher margin, high performance printed circuit materials products and a higher percentage of sales by the Company's operations in Singapore.

Sales of the Company's advanced composite materials products increased during the 2008 fiscal year primarily as a result of the strength of the aerospace markets for advanced composite materials. Sales of advanced composite materials were 9% of the Company's total net sales worldwide in the 2008 fiscal year and 8% of the Company's total net sales worldwide in the 2007 fiscal year.

The Company's results of operations in the 2008 fiscal year were slightly enhanced by a tax benefit of $1.5 million recorded by the Company in the 2008 fiscal year fourth quarter resulting from the reduction of tax reserves in the United States related to transfer pricing, which was partially offset by a charge of $1.4 million recorded by the Company in the 2008 fiscal year fourth quarter for employment termination benefits and other expenses resulting from a restructuring and workforce reduction at the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France.

The Company's results of operations in the 2007 fiscal year were enhanced by the tax benefit of $0.7 million recorded by the Company for the recognition of tax credits resulting from operating losses sustained in prior years in France and by the tax benefits of $3.5 million relating to the elimination of certain valuation allowances previously established related to deferred tax assets in the United States, $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit and $0.5 million relating to the termination of a life insurance agreement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, which benefits were partially offset by a pre-tax charge of $1.3 million relating to the termination of the insurance agreement with Jerry Shore.

Results of Operations

The Company's total net sales worldwide for the fiscal year ended March 2, 2008 decreased 6% to $241.9 million from $257.4 million for the fiscal year ended February 25, 2007. The decrease in net sales was primarily the result of decreased sales of the Company's printed circuit materials products in North America and Europe, which were only partially offset by increased sales of the Company's printed circuit materials products in Asia and by increased sales of the Company's high performance printed circuit materials and advanced composite materials.

The Company's foreign sales were $120.9 million, or 50% of the Company's total net sales worldwide, during the 2008 fiscal year, compared with $119.5 million of sales, or 47% of total net sales worldwide during the 2007 fiscal year and 44% of total net sales worldwide during the 2006 fiscal year. The Company's foreign sales during the 2008 fiscal year increased 1% from the 2007 fiscal year primarily as a result of increases in sales by the Company's operations in Asia.

For the fiscal year ended March 2, 2008, the Company's sales in North America, Asia and Europe were 50%, 37% and 13%, respectively, of the Company's total net sales worldwide compared with 54%, 32% and 14%, respectively, for the fiscal year ended February 25, 2007. The Company's sales in Asia increased 10% in the 2008 fiscal year over the 2007 fiscal year, while its sales in North America decreased 12% and its sales in Europe decreased 18% in the 2008 fiscal year compared to the 2007 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide operations improved to 25.8% during the 2008 fiscal year compared with 24.9% during the 2007 fiscal year. The improvement in the gross profit margin was attributable to higher percentages of sales of higher margin, high performance printed circuit materials and a higher percentage of sales by the Company's operations in Singapore, partially offset by higher copper foil costs in the 2008 fiscal year than in the 2007 fiscal year and by lower total sales volumes in the 2008 fiscal year.

During the fiscal year ended March 2, 2008, the Company's total net sales worldwide of high temperature printed circuit materials, which included high performance materials (non-FR4 printed circuit materials), were 99% of the Company's total net sales worldwide of printed circuit materials, compared with 97% for the 2007 fiscal year.

The Company's high temperature printed circuit materials include its high performance materials (non-FR4 printed circuit materials), which consist of high-speed, low-loss materials for digital and RF/microwave applications requiring lead-free compatibility and high bandwidth signal integrity, BT materials, polyimides for applications that demand extremely high thermal performance, cyanate esters, and PTFE materials for RF/microwave systems that operate at frequencies up to 77GHz.

During the fiscal year ended March 2, 2008, the Company's total net sales worldwide of high performance printed circuit materials (non-FR4 printed circuit materials) were 52% of the Company's total net sales worldwide of printed circuit materials, compared with 42% for the 2007 fiscal year.

The Company's cost of sales declined by 7% in the 2008 fiscal year from the 2007 fiscal year as a result of lower sales and lower production volumes in the 2008 fiscal year than in the 2007 fiscal year. The Company's cost of sales as a percentage of net sales also decreased slightly in the 2008 fiscal year compared to the prior year resulting in a slight gross profit percentage improvement, which was attributable to higher percentages of sales of higher margin, high performance printed circuit materials and a higher percentage of sales by the Company's operations in Singapore.

Selling, general and administrative expenses increased by $0.5 million, or by 2%, during the 2008 fiscal year compared with the 2007 fiscal year, and these expenses, measured as a percentage of sales, were 11.2% during the 2008 fiscal year compared with 10.4% during the 2007 fiscal year. Such expenses were higher in the 2008 fiscal year primarily as a result of the out-of-pocket expenses incurred by the Company related to its due diligence investigation of Columbia Aircraft Manufacturing Corporation discussed below and the additional week in the 53-week 2008 fiscal year compared to the 52-week 2007 fiscal year. The higher percentage in the 2008 fiscal year was the result of lower sales in such year and the aforementioned out-of-pocket expenses. In addition, selling, general and administrative expenses in the 2007 fiscal year were reduced by a reduction in the fourth quarter of restructuring reserves established in prior years for the Company's operations in Europe. Selling, general and administrative expenses included $1.4 million for the 2008 fiscal year for stock option expenses compared to $1.3 million for the 2007 fiscal year, which the Company recorded pursuant to Statement of Financial Accounting Standards 123(R).

In the 2008 fiscal year fourth quarter, the Company recorded a charge of $1.4 million for employment termination benefits and other expenses resulting from the restructuring and workforce reduction at the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France and a tax benefit of $1.5 million resulting from the reduction of tax reserves in the United States related to transfer pricing.

During the 2008 fiscal year third quarter, the Company incurred approximately $0.5 million in out-of-pocket expenses related to its extensive due diligence investigation of Columbia Aircraft Manufacturing Corporation ("Columbia") located in Bend, Oregon in preparation for its participation in the bidding for certain of the assets and business of Columbia in an auction conducted in the United States Bankruptcy Court for the District of Oregon in Portland, Oregon on November 27, 2007. The Company had submitted an initial bid for certain of the assets and business of Columbia on November 20, 2007 after conducting extensive due diligence at Columbia in Bend, Oregon and elsewhere. The Company participated in the auction in the Bankruptcy Court in Portland on November 27, 2007 but chose to discontinue its participation in the auction bidding process.

In the 2007 fiscal year fourth quarter, the Company recorded a tax benefit of $0.7 million relating to the recognition of tax credits resulting from operating losses sustained in prior years in France. In the 2007 fiscal year second quarter, the Company recorded a pre-tax charge of $1.3 million in connection with the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and recognized a tax benefit of $0.5 million relating to this insurance termination charge. The termination of the insurance arrangement involved a payment of $1.3 million by the Company to Mr. Shore in January 2007, which resulted in a net cash cost to the Company of $0.7 million, after the Company's receipt of a portion of the cash surrender value of the insurance policies. During the 2007 fiscal year second quarter, the Company also recognized a tax benefit of $3.5 million relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and a tax benefit of $1.4 million relating to the elimination of reserves no longer required as the result of the completion of a tax audit.

For the reasons set forth above, the Company's earnings from continuing operations for the 2008 fiscal year, including the charge described above for employment termination benefits and other expenses resulting from the workforce reduction in France and the tax benefit described above relating to the reduction of tax reserves, were $33.9 million, and earnings from continuing operations for the 2007 fiscal year, including the charge described above relating to the termination of the life insurance arrangement, were $36.1 million. The net impacts of the charges and tax benefit described above were to decrease earnings from continuing operations by $1.4 million for the 2008 fiscal year and to decrease earnings from continuing operations by $1.3 million for the 2007 fiscal year.

Interest and other income, net, principally investment income, increased 17% to $9.4 million for the 2008 fiscal year from $8.0 million for the 2007 fiscal year. The increase in investment income was attributable to higher prevailing interest rates and larger amounts of cash available for investment during the 2008 fiscal year than during the 2007 fiscal year. The Company's investments were primarily in short-term taxable instruments. The Company incurred no interest expense during the 2008, 2007 or 2006 fiscal years. See "Liquidity and Capital Resources" elsewhere in this Discussion.

The Company's effective income tax rate was 19.9% for the 2008 fiscal year compared to 9.9% for the 2007 fiscal year. The 2008 fiscal year tax rate included the tax benefit relating to the reduction of tax reserves, and the 2007 fiscal year tax rate included tax benefits relating to the recognition of tax credits in France, the termination of a life insurance agreement, the elimination of certain valuation allowances previously established related to deferred tax assets in the United States and the elimination of reserves no longer required as the result of the completion of a tax audit. The Company's effective income tax rate for continuing operations, excluding the tax benefits and the charges described above, for the 2008 fiscal year was 22.7% compared to 23.0% for the 2007 fiscal year.

The Company's net earnings for the 2008 fiscal year, including the tax benefit described above relating to the reduction of tax reserves and the charge described above for employment termination benefits and other expenses resulting from the workforce reduction in France, were $34.7 million compared to net earnings of $39.8 million for the 2007 fiscal year, including the tax benefits described above relating to the recognition of tax credits in France, the termination of the life insurance arrangement, the elimination of certain valuation allowances and the elimination of reserves no longer required and the charge described above relating to the termination of the life insurance arrangement. The net impacts of the charges and tax benefits described above were to increase net earnings by $4.8 million for the 2007 fiscal year.

Basic and diluted earnings per share, including the tax benefit and charge described above, were $1.71 and $1.70 per share, respectively, for the 2008 fiscal year, and basic and diluted earnings per share, including the charge and tax benefits described above, were $1.97 and $1.96 per share, respectively, for the 2007 fiscal year. The net impacts of the charges and tax benefits described above were to increase the basic earnings per share by $0.01 for the 2008 fiscal year and to increase the basic and diluted earnings per share by $0.23 and $0.24, respectively, for the 2007 fiscal year.

Liquidity and Capital Resources:

At March 1, 2009, the Company's cash and temporary investments (consisting of marketable securities) were $225.3 million compared to $214.0 million at March 2, 2008, the end of the Company's 2008 fiscal year. The Company's working capital (which includes cash and temporary investments) was $239.6 million at March 1, 2009 compared with $239.1 million at March 2, 2008. Although the Company's working capital at March 1, 2009 was essentially the same amount as it was at March 2, 2008, the amounts of many of the components of its working capital changed substantially from March 2, 2008 to March 1, 2009. The 5% increase in cash and temporary investments at March 1, 2009 compared with March 2, 2008 was the result of cash provided by operating activities. At March 1, 2009, accounts receivable were 40% lower, accounts payable were 34% lower and inventories were 24% lower than at March 2, 2008 principally as a result of lower production and sales volumes during the period ended March 1, 2009 compared to the period ended March 2, 2008. The 14% decline in accrued liabilities at March 1, 2009 compared to March 2, 2008 was primarily the result of decreased accruals for compensation programs, environmental matters and professional fees. Income taxes payable were 25% lower at March 1, 2009 than at March 2, 2008 primarily as a result of payments made during the 2009 fiscal year and as a result of lower taxable income.

The Company's current ratio (the ratio of current assets to current liabilities) was 10.9 to 1 at March 1, 2009 compared with 8.5 to 1 at March 2, 2008.

During the 2009 fiscal year, net earnings from the Company's operations and a net increase in working capital items and the discontinued operations benefit related to the elimination of a liability from discontinued operations of the Company's Dielektra GmbH subsidiary in Germany resulted in $33.6 million of cash provided by operating activities. This increase in cash provided by operating activities was partially offset by $6.5 million of dividends paid during the 2009 fiscal year. Cash dividends paid were $37.0 million, including a special cash dividend of $30.5 million, during the 2008 fiscal year, and $26.6 million, including a special cash dividend of $20.1 million, during the 2007 fiscal year. Net earnings in the 2008 fiscal year resulted in $41.9 million of cash provided by operating activities.

Net expenditures for property, plant and equipment were $12.2 million, $4.4 million and $3.9 million in the 2009, 2008 and 2007 fiscal years, respectively.

In the first quarter of the Company's 2009 fiscal year, the Company's wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a manufacturer of aircraft composite parts and the tooling for such parts, located in Lynnwood, Washington, for a cash purchase price of $4.5 million paid at the closing of the acquisition and up to an additional $5.5 million payable over five years depending on the achievement of specified earn-out objectives.

During the 2009 fiscal year, the Company expended approximately $10.2 million for the construction of its new development and manufacturing facility in Newton, Kansas to produce advanced composite materials and for equipment for such facility.

At March 1, 2009 and March 2, 2008, the Company had no long-term debt.

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes. Such resources would also be available for purchases of the Company's common stock, appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of the operating lease commitments, commitments to purchase equipment for the Company's new development and manufacturing facility in Newton, Kansas described in Note 15 of the Notes to Consolidated Financial Statements included elsewhere in this Report and the Company's obligation to pay up to an additional $5.5 million over five years in connection with the acquisition of the assets and business of Nova Composites, Inc., described above. The Company has no long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than two standby letters of credit in the total amount of $1.45 million to secure the Company's obligations under its workers' compensation insurance program and certain limited energy purchase contracts intended to protect the Company from increased utilities costs.

As of March 1, 2009, the Company's significant contractual obligations, including payments due by fiscal year, were as follows:

Contractual Obligations *(Amounts in thousands)*	Total	2010	2011–2012	2013–2014	2015 and thereafter
Operating lease obligations	$ 8,754	$2,335	$3,294	$1,645	$1,480
Equipment purchase obligations	3,483	3,483	—	—	—
Total	$12,237	$5,818	$3,294	$1,645	$1,480

Off-Balance Sheet Arrangements:

The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

Environmental Matters:

The Company is subject to various Federal, state and local government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

In the 2009, 2008 and 2007 fiscal years, the Company charged approximately $(0.7) million, $(0.2) million and $0.0 million, respectively, against pre-tax income for remedial response and voluntary cleanup costs (including legal fees). While annual expenditures have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At March 1, 2009, the amount recorded in accrued liabilities for environmental matters was $0.8 million compared with $2.1 million of liabilities from discontinued operations for environmental matters related to Dielektra and $1.6 million for other environmental matters at March 2, 2008.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business, consolidated results of operations or consolidated financial position of the Company. See Note 16 of the Notes to Consolidated Financial Statements included in this Report for a discussion of the Company's contingencies, including those related to environmental matters.

Critical Accounting Policies and Estimates:

In response to financial reporting release, FR-60,"Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued by the Securities and Exchange Commission in December 2001, the following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, accounts receivable, allowances for doubtful accounts, inventories, valuation of long-lived assets, income taxes, restructurings, contingencies and litigation, and pensions and other employee benefit programs. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Sales revenue is recognized at the time title to product is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to such specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in the products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit materials and advanced composite materials and parts possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

Accounts Receivable

The majority of the Company's accounts receivable are due from purchasers of the Company's printed circuit materials. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

Valuation of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

Carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations, or conversely to further reduce the existing valuation allowance resulting in less income tax expense. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Restructurings

The Company recorded one-time pre-tax charges of $5.7 million in the fourth quarter of the fiscal year ended March 1, 2009 related to the closure of the Company's New England Laminates Co., Inc. electronic materials business unit located in Newburgh, New York and the closure of the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France and related to a workforce reduction and an asset impairment at the Company's Nelco Products Pte. Ltd. electronic materials and advanced composite materials business unit in Singapore. In the 2009 fiscal year third quarter, the Company recorded a one-time pre-tax charge of $0.6 million related to restructurings at certain of its North American and European business units. The Company recorded a one-time pre-tax charge of $1.4 million in the fourth quarter of the fiscal year ended March 2, 2008 in connection with a restructuring and workforce reduction at its Neltec Europe SAS business unit. Such restructurings and workforce reductions are described in Note 12 of the Notes to Consolidated Financial Statements in this Report and elsewhere in this Discussion.

Contingencies

The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

The Company is obligated to pay up to an additional $5.5 million over five years depending on the achievement of specified earn-out objectives in connection with the acquisition by the Company's wholly owned subsidiary, Park Aerospace Structures Corp., of substantially all the assets and business of Nova Composites, Inc., a manufacturer of composite parts and the tooling for such parts, located in Lynnwood, Washington, in addition to a cash purchase price of $4.5 million paid at the closing of the acquisition on April 1, 2008.

Pension and Other Employee Benefit Programs

The Company's obligations for workers' compensation claims are effectively self-insured, although the Company maintains individual and aggregate stop-loss insurance coverage for such claims. The Company accrues its workers compensation liability based on estimates of the total exposure of known claims using historical experience and projected loss development factors less amounts previously paid out.

The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, some of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each reporting period.

Quantitative and Qualitative Disclosures About Market Risk:

The Company is exposed to market risks for changes in foreign currency exchange rates and interest rates. The Company's primary foreign currency exchange exposure relates to the translation of the financial statements of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency. The Company does not believe that a 10% fluctuation in foreign exchange rates would have had a material impact on its consolidated results of operations or financial position. The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio. This investment portfolio is managed in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than one year. The Company does not use derivative financial instruments in its investment portfolio. Based on the average anticipated maturity of the investment portfolio at the end of the 2009 fiscal year, a 10% increase in short-term interest rates would not have had a material impact on the consolidated results of operations or financial position of the Company.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. and subsidiaries (the "Company") as of March 1, 2009 and March 2, 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 1, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park Electrochemical Corp. and subsidiaries as of March 1, 2009 and March 2, 2008 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 1, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Park Electrochemical Corp. and subsidiaries' internal control over financial reporting as of March 1, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated May 13, 2009 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
May 13, 2009

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	March 1, 2009	March 2, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 40,790	$100,159
Marketable securities (Note 2)	184,504	113,819
Accounts receivable, less allowance for doubtful accounts of $687 and $750, respectively	22,433	37,466
Inventories (Note 3)	10,677	14,049
Prepaid expenses and other current assets	5,527	5,546
Total current assets	263,931	271,039
Property, plant and equipment, net of accumulated depreciation and amortization (Note 4)	48,777	47,188
Other assets (Note 5)	14,871	9,180
Total assets	$327,579	$327,407
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 8,480	$ 12,828
Accrued liabilities (Note 6)	11,425	13,314
Income taxes payable	4,381	5,837
Total current liabilities	24,286	31,979
Deferred income taxes (Note 7)	3,927	4,851
Other liabilities	3,657	4,224
Liabilities from discontinued operations (Note 11)	—	17,181
Total liabilities	31,870	58,235
Commitments and contingencies (Notes 15 and 16)		
Stockholders' equity (Note 9):		
Preferred stock, $1 par value per share—authorized, 500,000 shares; issued, none	—	—
Common stock, $.10 par value per share—authorized, 60,000,000 shares; issued, 20,470,661 and 20,369,986 shares, respectively	2,047	2,037
Additional paid-in capital	146,934	143,267
Retained earnings	145,107	116,646
Accumulated other comprehensive income	1,622	7,436
	295,710	269,386
Less treasury stock, at cost, 145 and 23,106 shares, respectively	(1)	(214)
Total stockholders' equity	295,709	269,172
Total liabilities and stockholders' equity	$327,579	$327,407

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended		
	March 1, 2009	March 2, 2008	February 25, 2007
Net sales	**$200,062**	$241,852	$257,377
Cost of sales	**156,638**	179,398	193,270
Gross profit	**43,424**	62,454	64,107
Selling, general and administrative expenses	**24,806**	27,159	26,682
Insurance arrangement termination charge (Note 13)	—	—	1,316
Realignment and severance charges (Note 12)	**2,290**	1,362	—
Asset impairment charge	**3,967**	—	—
Earnings from continuing operations	**12,361**	33,933	36,109
Interest and other income, net	**6,648**	9,361	8,033
Earnings before income taxes	**19,009**	43,294	44,142
Income tax provision (Note 7)	**495**	8,615	4,351
Net earnings from continuing operations	**18,514**	34,679	39,791
Gain from discontinued operations (Note 11)	**16,486**	—	—
Net earnings	**$ 35,000**	$ 34,679	$ 39,791
Earnings per share:			
Basic earnings per share:			
Net earnings from continuing operations	**$ 0.90**	$ 1.71	$ 1.97
Gain from discontinued operations	**0.81**	—	—
Basic earnings per share	**$ 1.71**	$ 1.71	$ 1.97
Basic weighted average shares	**20,441**	20,305	20,175
Diluted earnings per share:			
Net earnings from continuing operations	**$ 0.90**	$ 1.70	$ 1.96
Gain from discontinued operations	**0.81**	—	—
Diluted earnings per share	**$ 1.71**	$ 1.70	$ 1.96
Diluted weighted average shares	**20,486**	20,364	20,317

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock		Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Shares	Amount	Income (Loss)
Balance, February 26, 2006	20,369,986	$2,037	$137,513	$105,808	$ 2,435	255,428	$(2,370)	
Net earnings				39,791				$39,791
Exchange rate changes					1,684			1,684
Unrealized loss on marketable securities					645			645
Stock option activity			687			(80,236)	745	
Stock-based compensation			1,283					
Tax benefit on exercise of options			547					
Cash dividends ($1.32 per share)				(26,638)				
Comprehensive income								$42,120
Balance, February 25, 2007	20,369,986	$2,037	$140,030	$118,961	$ 4,764	175,192	$(1,625)	
Net earnings				34,679				$34,679
Exchange rate changes					2,217			2,217
Unrealized gain on marketable securities					455			455
Stock option activity			1,211			(152,086)	1,411	
Stock-based compensation			1,392					
Tax benefit on exercise of options			634					
Cash dividends ($1.82 per share)				(36,994)				
Comprehensive income								$37,351
Balance, March 2, 2008	20,369,986	$2,037	$143,267	$116,646	$ 7,436	23,106	$ (214)	
Net earnings				35,000				$35,000
Exchange rate changes					(5,659)			(5,659)
Unrealized gain on marketable securities					(155)			(155)
Stock option activity	100,675	10	2,056			(22,961)	213	
Stock-based compensation			1,231					
Tax benefit on exercise of options			380					
Cash dividends ($0.32 per share)				(6,539)				
Comprehensive income								$29,186
Balance, March 1, 2009	**20,470,661**	**$2,047**	**$146,934**	**$145,107**	**$ 1,622**	**145**	**$ (1)**	

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended		
	March 1, 2009	March 2, 2008	February 25, 2007
Cash flows from operating activities:			
Net earnings	**$ 35,000**	$ 34,679	$ 39,791
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	**7,707**	8,286	8,992
Loss (gain) on sale of fixed assets	**(3)**	(74)	(18)
Stock-based compensation	**1,231**	1,392	1,283
Provision for doubtful accounts receivable	**7**	166	(954)
Provision for deferred income taxes	**(5,409)**	(812)	(899)
Gain from discontinued operations	**(16,486)**	—	—
Impairment of fixed assets	**3,967**	—	—
Non-cash restructuring	**(3,752)**	—	—
Changes in operating assets and liabilities:			
Accounts receivable	**14,683**	2,300	(2,092)
Inventories	**3,199**	1,375	210
Prepaid expenses and other current assets	**583**	(3,087)	(627)
Other assets and liabilities	**1,026**	(1,603)	1,302
Accounts payable	**(4,186)**	(983)	158
Accrued liabilities	**(2,028)**	(209)	(6,782)
Income taxes payable	**(1,890)**	473	(4,576)
Net cash provided by operating activities	**33,649**	41,903	35,788
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(12,224)**	(4,525)	(4,793)
Proceeds from sales of property, plant and equipment	**16**	78	896
Purchases of marketable securities	**(296,252)**	(165,690)	(123,592)
Proceeds from sales and maturities of marketable securities	**224,808**	142,535	126,844
Business acquisition	**(4,728)**	—	—
Net cash used in investing activities	**(88,380)**	(27,602)	(645)
Cash flows from financing activities:			
Dividends paid	**(6,539)**	(36,994)	(26,638)
Proceeds from exercise of stock options	**2,280**	2,622	1,432
Tax benefits from stock-based compensation	**380**	634	547
Net cash used in financing activities	**(3,879)**	(33,738)	(24,659)
Increase (decrease) in cash and cash equivalents before effect of exchange rate changes	**(58,610)**	(19,437)	10,484
Effect of exchange rate changes on cash and cash equivalents	**(759)**	545	540
Increase (decrease) in cash and cash equivalents	**(59,369)**	(18,892)	11,024
Cash and cash equivalents, beginning of year	**100,159**	119,051	108,027
Cash and cash equivalents, end of year	**$ 40,790**	$ 100,159	$ 119,051

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Three years ended March 1, 2009

(In thousands, except share, per share and option amounts)

1. Summary of Significant Accounting Policies

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a global advanced materials company which develops, manufactures, markets and sells high-technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials and parts principally for the aerospace markets.

a. *Principles of Consolidation*—The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. *Use of Estimates*—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

c. *Accounting Period*—The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. The 2009, 2008 and 2007 fiscal years ended on March 1, 2009, March 2, 2008 and February 25, 2007, respectively. Fiscal years 2009, 2008 and 2007 consisted of 52, 53 and 52 weeks, respectively.

d. *Cash and Cash Equivalents*—The Company considers all money market securities and investments with contractual maturities at the date of purchase of 90 days or less to be cash equivalents.

Supplemental cash flow information:

	Fiscal Year		
	2009	2008	2007
Cash paid during the year for:			
Income taxes paid, net of refunds	**$5,381**	$9,804	$11,712

e. *Marketable Securities*—All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income (loss). Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in other income. The cost of securities sold is based on the specific identification method. The Company has classified any investment in auction rate securities for which the underlying security had a maturity greater than three months as marketable securities. The Company has not had any investment in auction rate securities since the 2008 fiscal year third quarter.

f. *Inventories*—Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

g. *Revenue Recognition*—Sales revenue is recognized at the time title is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

h. *Sales Allowances and Product Warranties*—The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit and advanced composite materials and parts possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

i. *Accounts Receivable*—The majority of the Company's accounts receivable are due from purchasers of the Company's printed circuit materials. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a

(In thousands, except share, per share and option amounts)

whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

j. *Allowance for Doubtful Accounts*—The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

k. *Valuation of Long-Lived Assets*—The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

l. *Intangible Assets*—Goodwill is not amortized. Other intangible assets are amortized over the useful lives of the assets on a straight line basis. The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

m. *Shipping Costs*—The amounts paid by the Company to third-party shippers for transporting products to customers, which are not reimbursed by customers, are classified as selling expenses. The shipping costs included in selling, general and administrative expenses were approximately $3,929, $4,221 and $4,417 for fiscal years 2009, 2008 and 2007, respectively.

n. *Property, Plant and Equipment*—Property, plant and equipment are stated at cost less accumulated depreciation. The Company capitalizes additions, improvements and major renewals and expenses maintenance, repairs and minor renewals as incurred. Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives. Machinery and equipment are generally depreciated over 10 years. Building and leasehold improvements are depreciated over 25–30 years or the term of the lease, if shorter.

o. *Income Taxes*—Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared with financial accounting purposes.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $128,000 March 1, 2009) of the Company's foreign subsidiaries, because it is management's practice and intent to reinvest such earnings in the operations of such subsidiaries.

p. *Foreign Currency Translation*—Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

q. *Stock-Based Compensation*—The Company implemented the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", in the fourth quarter of fiscal year 2003. Effective February 27, 2006, the beginning of the Company's 2007 fiscal year, the Company began recording compensation expense associated with stock options, the only form of equity compensation issued by the Company, in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123R"). The Company recognizes such compensation expense on a straight-line basis over the four-year service period during which the options become exercisable.

2. Marketable Securities

The following is a summary of available-for-sale securities:

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 1, 2009:			
U.S. Treasury and other government securities	$ 25	$ —	$ 7,975
U.S. corporate debt securities	48	166	40,918
Certificates of deposit	10	—	135,611
Total debt securities	$ 83	$166	$184,504
March 2, 2008:			
U.S. Treasury and other government securities	$ 39	$ 47	$ 30,829
U.S. corporate debt securities	90	185	70,390
Certificates of deposit	—	—	12,600
Total debt securities	$129	$232	$113,819

The gross realized gains on the sales of securities were $0, $1 and $43 for fiscal years 2009, 2008 and 2007, respectively, and the gross realized losses were $0, $4 and $114 for fiscal years 2009, 2008 and 2007, respectively.

As of March 3, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). The adoption of SFAS 157 did not have a material effect on the Company's Consolidated Financial Statements. Under SFAS 157, fair values of the investments are determined based on observable inputs, which are quoted market prices for identical assets in active markets.

The estimated fair values of the debt and marketable securities at March 1, 2009, by contractual maturity, are shown below:

	Estimated Fair Value
Due in one year or less	$173,964
Due after one year through five years	10,540
	$184,504

3. Inventories

Inventories consisted of the following:

	March 1, 2009	March 2, 2008
Raw materials	$ 5,711	$ 5,923
Work-in-process	2,110	3,686
Finished goods	2,561	3,951
Manufacturing supplies	295	489
	$ 10,677	$ 14,049

4. Property, Plant and Equipment

	March 1, 2009	March 2, 2008
Land, buildings and improvements	$ 35,496	$ 36,182
Machinery, equipment, furniture and fixtures	131,731	137,816
	167,227	173,998
Less accumulated depreciation and amortization	118,450	126,810
	$ 48,777	$ 47,188

Property, plant and equipment are initially valued at cost. Depreciation and amortization expense relating to property, plant and equipment was $7,707, $8,286 and $8,992 for fiscal years 2009, 2008 and 2007, respectively. In the 2009 fiscal year fourth quarter, the Company recorded a pre-tax impairment charge of $3,967 for the write-off of construction costs related to the installation of an advanced high-speed treater at the Company's Nelco Products Pte. Ltd. electronic materials business unit in Singapore.

The Company has $950 of building and machinery and equipment which are held for sale at its Neltec Europe SAS business unit in Mirebeau, France and its New England Laminates, Co., Inc. business unit in Newburgh, New York. The Company has stopped depreciating these assets and intends to sell the machinery and equipment during the 2010 fiscal year and the buildings during the 2010 or 2011 fiscal years. The selling prices are expected to equal or exceed the book values.

5. Goodwill and Other Intangible Assets

In the first quarter of the Company's 2009 fiscal year, the Company's wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a manufacturer of aircraft composite parts and the tooling for such parts, located in Lynnwood, Washington, for a cash purchase price of $4,500 paid at the closing of the acquisition and up to an additional $5,500 payable over five years depending on the achievement of specified earn-out objectives. The Company is in the process of determining the additional amount, if any, up to $1,100, payable for the first year. The Company recorded $4,351 of goodwill and an intangible asset related to a patent of $106, which will be amortized over 15 years. Other intangibles are amortized over the useful lives of the assets.

	March 1, 2009	March 2, 2008
Goodwill	$4,351	$—
Other Intangibles	112	6
	$4,463	$ 6

(In thousands, except share, per share and option amounts)

6. Accrued Liabilities

	March 1, 2009	March 2, 2008
Payroll and payroll related	**$ 2,485**	$ 3,812
Employee benefits	**989**	966
Workers' compensation accrual	**1,233**	1,274
Environmental reserve (Note 16)	**844**	1,577
Restructuring accruals	**2,239**	1,169
Other	**3,635**	4,516
	$11,425	$13,314

7. Income Taxes

The income tax (benefit) provision includes the following:

	Fiscal Year		
	2009	2008	2007
Current:			
Federal	**$ 2,087**	$ 3,388	$ 2,319
State and local	**224**	698	349
Foreign	**3,593**	5,341	3,445
	5,904	9,427	6,113
Deferred:			
Federal	**(4,354)**	(1,015)	(664)
State and local	**(583)**	(100)	(554)
Foreign	**(472)**	303	(544)
	(5,409)	(812)	(1,762)
	$ 495	$ 8,615	$ 4,351

During the fourth quarter of the 2009 fiscal year, the Company recorded a tax benefit of $4,677 from the elimination of certain valuation allowances resulting principally from the closure of the Company's New England Laminates Co., Inc. business unit located in Newburgh, New York.

During the fourth quarter of the 2008 fiscal year, the Company recognized a tax benefit of $1,500 related to reserves previously established in the United States for transfer pricing. During the third quarter of the 2008 fiscal year, the Company recognized a tax benefit of $540 related to reserves that were deemed no longer required due to a change in market conditions. During the second quarter of the 2008 fiscal year, the Company recognized a tax benefit of $537 for the elimination of a reserve in a foreign jurisdiction where the Company no longer operates.

As part of its evaluation of deferred tax assets, the Company recognized a tax benefit of $3,500 during the 2007 fiscal year relating to the elimination of certain valuation allowances previously established in the United States. During the 2007 fiscal year, the Company also recognized a tax benefit of $1,391 relating to the elimination of reserves no longer required as the result of the completion of a tax audit, a $499 tax benefit relating to a life insurance arrangement termination charge and a tax benefit of $715 relating to the recognition of tax credits resulting from operating losses sustained in prior years in France.

The components of earnings before income taxes were as follows:

	Fiscal Year		
	2009	2008	2007
United States	**$ 2,422**	$13,729	$18,330
Foreign	**16,587**	29,565	25,812
Earnings from continuing operations before income taxes	**$19,009**	$43,294	$44,142

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Fiscal Year		
	2009	2008	2007
Statutory U.S. Federal tax rate	**34.0%**	35.0%	35.0%
State and local taxes, net of Federal benefit	**0.6**	0.9	(0.3)
Foreign tax rate differentials	**(7.7)**	(8.1)	(9.1)
Valuation allowance on deferred tax assets	**(24.0)**	0.1	(4.4)
Adjustment of tax accruals and reserves	**(0.4)**	(6.0)	(5.8)
Utilization of net operating loss carryovers	**—**	—	(1.6)
Foreign tax credits	**(3.2)**	(2.3)	(2.1)
Other, net	**3.3**	0.3	(1.8)
	2.6%	19.9%	9.9%

The Company had total net operating loss carryforwards of approximately $24,300 and $19,200 in fiscal years 2009 and 2008, respectively. All of the total net operating loss carryforwards related to foreign operations in fiscal years 2009 and 2008. The foreign net operating loss carryforwards have no expiration.

The Company had New York State investment tax credits of $1,180 and $2,164 in fiscal years 2009 and 2008, respectively. The reduction of the investment tax credit carryforward is primarily due to the recapture of certain credits in accordance with New York State Tax Law in connection with the closing of the Company's New England Laminates Co., Inc. business unit located in Newburgh, New York. A $50 benefit has been recognized for these credits; however, the Company does not believe that realization of the principal portion of the investment tax credit carryforward is more likely than not.

The deferred tax asset valuation allowance of $8,787 as of March 1, 2009 related to foreign net operating losses and New York State investment tax credit carryforwards. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company's long-term deferred tax liabilities and assets as of March 1, 2009 and March 2, 2008 were as follows:

	March 1, 2009	March 2, 2008
Deferred tax assets:		
Impairment of fixed assets	**$ 5,757**	$ 4,455
Net operating loss carryforwards	**7,657**	6,125
New York State investment tax credits	**1,180**	2,164
Other, net	**4,310**	5,422
	18,904	18,166
Valuation allowance for deferred tax assets	**(8,787)**	(13,014)
Net deferred tax assets	**10,117**	5,152
Depreciation	**(1,354)**	(1,665)
Offshore Singapore earnings subject to local tax	**(3,056)**	(3,186)
Total deferred tax liabilities	**(4,410)**	(4,851)
Net deferred tax	**$ 5,707**	$ 301

Net deferred tax assets are included in non-current "Other assets" on the Consolidated Balance Sheets. In addition, "Prepaid expenses and other current assets" on the Consolidated Balance Sheets include a French income tax refund of $1,811, which the Company expects to receive in the 2010 fiscal year first quarter.

At March 1, 2009, the Company had gross tax-affected unrecognized tax benefits of $702, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits
Balance as of March 2, 2008	$ 952
Gross increases—tax positions in prior period	—
Gross decreases—tax positions in prior period	(250)
Gross increases—current period tax positions	—
Gross decreases—current period tax positions	—
Lapse of statute of limitations	—
Balance as of March 1, 2009	**$ 702**

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding or reducing amounts for current year tax positions, expiration of statutes of limitation on open income tax returns, changes in management's judgment about the level of uncertainty, status of tax examinations, and legislative activity. The Company does not expect the unrecognized tax benefits to significantly decrease during the 2010 fiscal year.

A list of open tax years by major jurisdiction follows:

United States	2004–2009
Arizona	2003–2009
California	2003–2009
New York	2004–2009
France	2004–2009
Singapore	2004–2009

The Company had approximately $180 and $140 of accrued interest and penalties as of March 1, 2009 and March 2, 2008, respectively. The Company's policy is to include applicable interest and penalties related to unrecognized tax benefits as a component of income tax expense.

8. Stock-Based Compensation

As of March 1, 2009, the Company had a 1992 Stock Option Plan and a 2002 Stock Option Plan, and no other stock-based compensation plan. Both Stock Option Plans have been approved by the Company's stockholders and provide for the grant of stock options to directors and key employees of the Company. All options granted under such Plans have exercise

(In thousands, except share, per share and option amounts)

prices equal to the fair market value of the underlying common stock of the Company at the time of grant, which pursuant to the terms of the Plans, is the reported closing price of the common stock on the New York Stock Exchange on the date preceding the date the option is granted. Options granted under the Plans become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant and expire 10 years from the date of grant. The authority to grant additional options under the 1992 Stock Option Plan expired on March 24, 2002, and options to purchase a total of 1,800,000 shares of common stock were authorized for grant under the 2002 Stock Option Plan. At March 1, 2009, 2,029,333 shares of common stock of the Company were reserved for issuance upon exercise of stock options under the 1992 Stock Option Plan and the 2002 Stock Option Plan and 1,046,606 shares were available for future grant under the 2002 Stock Option Plan. Options to purchase 146,850 and 168,150 shares of common stock were granted during the 2009 fiscal year and 2008 fiscal year, respectively.

The Company records its stock-based compensation at fair value in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R").

The compensation expense for stock options includes an estimate for forfeitures and is recognized over the vesting term using the ratable method. Prior to the Company's adoption of SFAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123R requires that such benefits be recorded as a financing cash inflow rather than as a reduction of taxes paid.

The future compensation expense affecting earnings before income taxes for options outstanding at March 1, 2009 will be $2,026.

The weighted average fair value for options was estimated at the dates of grants using the Black-Scholes option-pricing model to be $3.22 for fiscal year 2009, $10.30 for fiscal year 2008 and $10.84 for fiscal year 2007, with the following assumptions: risk free interest rate of 2.75%–4.00% for fiscal year 2009, 4.75% for fiscal year 2008 and 4.0%–5.0% for fiscal year 2007; expected volatility factors of 27.5%–32.5%, 32.1%–32.4% and 34.4%–58.8% for fiscal years 2009, 2008 and 2007, respectively; expected dividend yield of 1.18%–1.77% for fiscal year 2009, 1.06% for fiscal year 2008 and 1.0%–1.6% for fiscal year 2007; and estimated option terms of 4.7–5.6 years for fiscal year 2009, 5.2–5.4 years for fiscal year 2008 and 4.0–5.6 years for fiscal year 2007.

The estimated term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk free interest rate is based on U.S. Treasury rates at the date of grant with maturity dates approximately equal to the estimated term of the options at the date of the grant. Volatility is based on historical volatility of the Company's stock.

Information with respect to options follows:

	Outstanding Options	Weighted Average Exercise Price
Balance, February 26, 2006	1,003,454	$20.80
Granted	174,700	25.35
Exercised	(80,236)	17.85
Terminated or expired	(31,291)	26.07
Balance, February 25, 2007	1,066,627	$21.61
Granted	168,150	30.29
Exercised	(152,086)	17.74
Terminated or expired	(41,952)	25.27
Balance, March 2, 2008	1,040,739	$23.50
Granted	146,850	26.36
Exercised	(123,649)	18.07
Terminated or expired	(81,213)	26.72
Balance March 1, 2009	**982,727**	**24.35**
Exercisable March 1, 2009	**644,742**	**$22.82**

At March 1, 2009, 982,727 stock options were outstanding having a weighted average remaining contract term of 5.53 years and an aggregate intrinsic value of $0. At March 1, 2009, 644,742 stock options were exercisable having a weighted average remaining contract term of 3.94 years and an aggregate intrinsic value of $0.

A summary of the status of the Company's nonvested options at March 1, 2009, and changes during the fiscal year then ended, is presented below:

	Shares Subject to Options	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	361,372	$9.90
Granted	146,850	3.22
Vested	(116,875)	9.55
Terminated	(53,362)	9.69
Nonvested, end of year	337,985	$7.16

The total values realized (the market value of the underlying shares on the date of exercise, less the exercise price, times the number of shares acquired) from the exercise of options during the 2009, 2008 and 2007 fiscal years were $1,259,

$1,889 and $1,153, respectively. Stock options available for future grant under the 2002 Stock Option Plan at March 1, 2009 and March 2, 2008 were 1,046,606 and 223,193, respectively.

9. Stockholders' Equity

a. *Stockholders' Rights Plan*—On July 20, 2005, the Board of Directors renewed the Company's stockholders' rights plan on substantially the same terms as its previous rights plan which expired in July 2005. In accordance with the Company's stockholders' rights plan, a right (the "Right") to purchase from the Company a unit consisting of one one-thousandth (1/1000) of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a purchase price of $150 (the "Purchase Price") per Unit, subject to adjustment, is attached to each outstanding share of the Company's common stock. The Rights expire on July 20, 2015. Subject to certain exceptions, the Rights will become exercisable 10 business days after a person acquires 20 percent or more of the Company's outstanding common stock or commences a tender offer that would result in such person's owning 20 percent or more of such stock. If any person acquires 20 percent or more of the Company's outstanding common stock, the rights of holders, other than the acquiring person, become rights to buy shares of the Company's common stock (or of the acquiring company if the Company is involved in a merger or other business combination and is not the surviving corporation) having a market value of twice the Purchase Price of each Right. The Company may redeem the Rights for $.01 per Right until 10 business days after the first date of public announcement by the Company that a person acquired 20 percent or more of the Company's outstanding common stock.

b. *Reserved Common Shares*—At March 1, 2009, 2,029,333 shares of common stock were reserved for issuance upon exercise of stock options.

c. *Accumulated Other Comprehensive Income*—Accumulated balances related to each component of other comprehensive income were as follows:

	March 1, 2009	March 2, 2008
Currency translation adjustment	**$1,568**	$7,227
Unrealized gains (losses) on investments	**54**	209
Accumulated balance	**$1,622**	$7,436

d. *Dividends Declared*—On July 19, 2007, the Company announced that its Board of Directors had declared a special cash dividend of $1.50 per share, which was paid August 22, 2007 and was in addition to the Company's regular quarterly cash dividends of $0.08 per share.

10. Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the potential common stock equivalents outstanding during the period. Stock options are the only common stock equivalents; and the number of dilutive options is computed using the treasury stock method.

The following table sets forth the calculation of basic and diluted earnings per share for the last three fiscal years:

	2009	2008	2007
Net earnings from continuing operations	**$18,514**	$34,679	$39,791
Gain from discontinued operations	**16,486**	—	—
Net earnings	**$35,000**	$34,679	$39,791
Weighted average common shares outstanding for basic EPS	**20,441,354**	20,305,199	20,175,422
Net effect of dilutive options	**44,762**	59,004	141,418
Weighted average shares outstanding for diluted EPS	**20,486,116**	20,364,203	20,316,840
Basic earnings per share:			
Net earnings from continuing operations	**$ 0.90**	$ 1.71	$ 1.97
Gain from discontinued operations	**0.81**	—	—
Basic earnings per share	**$ 1.71**	$ 1.71	$ 1.97
Diluted earnings per share:			
Net earnings from continuing operations	**$ 0.90**	$ 1.70	$ 1.96
Gain from discontinued operations	**0.81**	—	—
Diluted earnings per share	**$ 1.71**	$ 1.70	$ 1.96

(In thousands, except share, per share and option amounts)

Common stock equivalents, which were not included in the computation of diluted earnings per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were 123,503, 10,885 and 3,619 for the fiscal years 2009, 2008 and 2007, respectively.

11. Discontinued Operations and Pension Liability

On February 4, 2004, the Company announced that it was discontinuing its financial support of its Dielektra GmbH ("Dielektra") subsidiary located in Cologne, Germany, due to the continued erosion of the European market for the Company's high technology products. Without Park's financial support, Dielektra filed an insolvency petition, which the Company believes will result in the liquidation of Dielektra. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", Dielektra is treated as a discontinued operation. As a result of the discontinuation of financial support for Dielektra, the Company recognized an impairment charge of $22,023 for the write-off of Dielektra assets and other costs during the fourth quarter of the 2004 fiscal year. The liabilities from discontinued operations are reported separately on the Consolidated Balance Sheets. These liabilities from discontinued operations included $12,094 for Dielektra's deferred pension liability.

In the 2009 fiscal year fourth quarter, the Company recognized a gain of $16,486 related to the reversal of these liabilities as a result of the Company's judgment that the incurrence of such liabilities is remote based on certain legal proceedings in Germany.

Liabilities for discontinued operations as of March 1, 2009 were nil. Liabilities for discontinued operations as of March 2, 2008 consisted of the following:

	March 2, 2008
Environmental and other liabilities	$ 5,087
Pension liabilities	12,094
Total liabilities	$17,181

12. Realignment and Severance Charges

In the 2009 fiscal year fourth quarter, the Company recorded one-time pre-tax charges of $5,688 related to the closure of the Company's New England Laminates Co., Inc. electronic materials business unit located in Newburgh, New York and the closure of the Company's Neltec Europe SAS electronic materials business unit located in Mirebeau, France and related to an asset impairment and workforce reduction at the Company's Nelco Products Pte. Ltd. electronic materials and advanced composite materials business unit in Singapore. The charges for the closure of the business units included a non-cash asset impairment charge of $650 and were net of the recapture of non-cash cumulative currency translation adjustments of $3,957. In the 2009 fiscal year third quarter, the Company recorded a pre-tax charge of $570 related to restructurings at certain of its North American and European business units. The Company paid $3,045 of these charges during the 2009 fiscal year and expects to pay the remaining $3,213 during the 2010 fiscal year.

In the 2008 fiscal year fourth quarter, the Company recorded a charge of $1,362 for employment termination benefits and other expenses resulting from a restructuring and workforce reduction at the Company's Neltec Europe SAS business unit. The Company paid $626 of these charges during the 2008 fiscal year and paid the remaining $736 during the 2009 fiscal year.

During the 2004 fiscal year, the Company recorded charges related to the realignment of its North America volume printed circuit materials operations. The charges were for employment termination benefits of $1,258, which were fully paid in fiscal year 2004, and lease and other obligations of $7,292. All costs other than the lease obligations were settled prior to fiscal year 2007. The future lease obligations are payable through September 2013. The remaining balances on the lease obligations relating to the realignment were $3,209 and $3,706 as of March 1, 2009 and March 2, 2008, respectively. The Company applied $497 and $443 of payments against this liability during the 2009 and 2008 fiscal years, respectively.

13. Insurance Arrangement Termination Charge

During the 2007 fiscal year, the Company terminated a split-dollar life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer. The insurance arrangement, which involved two life insurance policies payable on the death of the survivor of Jerry Shore and his spouse with an aggregate face value of $5 million and annual premium payments by the Company of approximately $129, was implemented in 1997 but discontinued in 2004 in light of certain provisions of the Sarbanes-Oxley Act of 2002 and due to changes in the income taxation of split-dollar life insurance arrangements. The arrangement is more fully described in the Company's annual proxy statements for each of the years 1998 through 2007. Pursuant to an agreement entered into between Jerry Shore and the Company, the termination of the insurance arrangement involved a payment of $1,335 by the Company to Mr. Shore in January 2007. Such termination and payment resulted in a net cash cost to the Company of $685, after the Company's receipt of a portion of the cash surrender value of the life insurance policies. The Company recorded a pre-tax charge of $1,316 in the 2007 fiscal year in connection with this termination and recognized a $499 tax benefit relating to this insurance termination charge.

14. Employee Benefit Plans

a. *Profit Sharing Plan*—The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's estimated contributions are accrued at the end of each fiscal year and paid to the plan in the subsequent fiscal year. The Company's actual contributions to the plan were $833 and $900 for fiscal years 2008 and 2007, respectively. The contribution for fiscal year 2009 has not been paid. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code.

b. *Savings Plan*—The Company also sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $210, $222 and $247 in fiscal years 2009, 2008 and 2007, respectively.

15. Commitments

The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2015. Many of the leases contain renewal options for periods ranging from one to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2054.

These non-cancelable operating leases have the following payment schedule.

Fiscal Year	Amount
2010	$2,335
2011	1,935
2012	1,359
2013	966
2014	679
Thereafter	1,480
	$8,754

Rental expenses, inclusive of real estate taxes and other costs, were $2,721, $2,465 and $2,047 for fiscal years 2009, 2008 and 2007, respectively.

In addition, the Company has commitments to purchase equipment for its development and manufacturing facility in Newton, Kansas of $3,483.

16. Contingencies

a. *Litigation*—The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

b. *Environmental Contingencies*—The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at nine sites. In addition, two subsidiaries of the Company have received cost recovery claims under the Superfund Act from other private parties involving two other sites, and a subsidiary of the Company has received requests from the EPA under the Superfund Act for information with respect to its involvement at three other sites.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

(In thousands, except share, per share and option amounts)

The insurance carriers who provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have agreed to pay, or reimburse the Company and its subsidiaries for, 100% of their legal defense and remediation costs associated with three of these sites and 25% of such costs associated with another one of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share of remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $117, $11 and $13 in fiscal years 2009, 2008 and 2007, respectively. The recorded liabilities included in accrued liabilities for environmental matters were $844, $1,577 and $1,757 for fiscal years 2009, 2008 and 2007, respectively.

Such recorded liabilities do not include environmental liabilities and related legal expenses for which the Company has concluded indemnification agreements with the insurance carriers who provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at three sites for which certain subsidiaries of the Company have been named as potentially responsible parties, pursuant to which agreements such insurance carriers have been paying 100% of the legal defense and remediation costs associated with such three sites since 1985.

Included in cost of sales are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated results of operations or financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated results of operations or financial position for a particular reporting period.

c. *Acquisition*—The Company is obligated to pay up to an additional $5,500 over five years depending on the achievement of specified earn-out objectives in connection with the acquisition by the Company's wholly owned subsidiary, Park Aerospace Structures Corp., of substantially all the assets and business of Nova Composites, Inc., a manufacturer of composite parts and the tooling for such parts, located in Lynnwood, Washington, in addition to a cash purchase price of $4,500 paid at the closing of the acquisition on April 1, 2008. The Company is in the process of determining the additional amount, if any, up to $1,100, payable for the first year.

17. Geographic Regions

The Company's printed circuit materials (the Nelco® product line), the Company's advanced composite materials (the Nelcote® product line) and the Company's composite parts (the Nova™ product line) are sold to customers in North America, Europe and Asia.

Sales are attributed to geographic region based upon the region in which the materials were delivered to the customer. Sales between geographic regions were not significant.

Financial information regarding the Company's operations by geographic region follows:

	Fiscal Year		
	2009	2008	2007
Sales:			
North America	**$103,772**	$120,953	$137,897
Europe	**22,804**	30,533	37,363
Asia	**73,486**	90,366	82,117
Total sales	**$200,062**	$241,852	$257,377
Long-lived assets:			
North America	**$ 41,423**	$ 25,069	$ 25,600
Europe	**1,112**	4,552	4,659
Asia	**21,113**	26,747	25,331
Total long-lived assets	**$ 63,648**	$ 56,368	$ 55,590

18. Customer and Supplier Concentrations

a. *Customers*—Sales to Sanmina-SCI Corporation were 13.6%, 13.4% and 16.7% of the Company's total worldwide sales for fiscal years 2009, 2008 and 2007, respectively. Sales to TTM Technologies Inc. ("TTM") were 12.1%, 10.8% and 10.7% of the Company's total worldwide sales for fiscal years 2009, 2008 and 2007, respectively. The sales to TTM during the 2007 fiscal year included sales to Tyco Printed Circuit Group L.P., which was acquired by TTM during the Company's 2007 fiscal year.

While no other customer accounted for 10% or more of the Company's total worldwide sales in fiscal years 2009, 2008 and 2007, and the Company is not dependent on any single customer, the loss of a major printed circuit materials customer or of a group of customers could have a material adverse effect on the Company's business or consolidated results of operations or financial position.

b. *Sources of Supply*—The principal materials used in the manufacture of the Company's high-technology printed circuit materials and advanced composite materials and parts are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there are a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for each of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's business. Furthermore, substitutes for these materials are not readily available and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's business.

19. Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board issued SFAS No. 141R (revised 2007) which replaces SFAS No. 141, "Business Combinations" ("SFAS No. 141R"). This statement requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. This fair value approach replaces the original Statement 141's cost allocation process, whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. SFAS No. 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS No. 141. The adoption of SFAS No. 141R will impact how the Company records future business combinations.

20. Acquisition

On April 1, 2008, the Company's wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc. located in Lynnwood, Washington for a cash purchase price of $4,500 paid at the closing of the acquisition and up to an additional $5,500 payable over five years depending on the achievement of specified earn-out objectives. Park Aerospace Structures Corp. manufactures aircraft composite parts and the tooling for such parts. Park's composite parts product line is marketed and sold as Park's Nova™ product line.

The allocation of the purchase price is as follows:

Current assets	$ 181
Fixed assets	174
Intangibles	4,457
Total assets acquired	4,812
Current liabilities assumed	(84)
Total Purchase Price	$4,728

Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)

	Quarter			
	First	Second	Third	Fourth
Fiscal 2009:				
Net sales	**$59,800**	**$55,599**	**$49,166**	**$35,497**
Gross profit	**14,573**	**10,953**	**9,786**	**8,112**
Net earnings from continuing operations	**7,557**	**4,937**	**2,934**	**3,086**
Discontinued operations	**—**	**—**	**—**	**16,486**
Net Earnings	**7,557**	**4,937**	**2,934**	**19,572**
Basic earnings per share:				
Net earnings from continuing operations	**$ 0.37**	**$ 0.24**	**$ 0.14**	**$ 0.15**
Discontinued operations	**$ —**	**$ —**	**$ —**	**$ 0.81**
Net earnings per share	**$ 0.37**	**$ 0.24**	**$ 0.14**	**$ 0.96**
Diluted earnings per share:				
Net earnings from continuing operations	**$ 0.37**	**$ 0.24**	**$ 0.14**	**$ 0.15**
Discontinued operations	**$ —**	**$ —**	**$ —**	**$ 0.81**
Net earnings per share	**$ 0.37**	**$ 0.24**	**$ 0.14**	**$ 0.96**
Weighted average common shares outstanding:				
Basic	**20,366**	**20,458**	**20,471**	**20,471**
Diluted	**20,430**	**20,520**	**20,512**	**20,483**
Fiscal 2008:				
Net sales	$57,077	$60,541	$63,653	$60,581
Gross profit	14,109	16,435	16,076	15,834
Net earnings	7,411	9,160	8,777	9,331
Basic earnings per share:				
Net earnings per share	$ 0.37	$ 0.45	$ 0.43	$ 0.46
Diluted earnings per share:				
Net earnings per share	$ 0.37	$ 0.45	$ 0.43	$ 0.46
Weighted average common shares outstanding:				
Basic	20,206	20,325	20,340	20,347
Diluted	20,235	20,405	20,452	20,362

Earnings per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for the years.

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 1, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of March 1, 2009.

The independent registered public accounting firm that audited the Company's financial statements included in this Annual Report has issued an attestation report on the Company's internal control over financial reporting. That report appears in this Annual Report under the heading "Attestation Report of the Independent Registered Public Accounting Firm."

Safe Harbor Statement

This Report may contain "forward-looking statements", as defined under the Federal Securities Laws, including the Private Securities Litigation Reform Act of 1995. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements. Generally, you can identify forward-looking statements by the use of words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "goal", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Factors that could cause actual events or results to differ materially include, but are not limited to, general conditions in the electronics and aerospace industries, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of raw materials, transportation and utilities, and the various other factors set forth in Item 1A "Risk Factors" and under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended March 1, 2009. These and other risks may be detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its fiscal year 2009 Annual Report on Form 10-K and other SEC filings, copies of which may be obtained from www.sec.gov. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information contained herein if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Attestation Report of the Independent Registered Public Accounting Firm

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited Park Electrochemical Corp. and subsidiaries (the "Company") internal control over financial reporting as of March 1, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Park Electrochemical Corp. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 1, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Park Electrochemical Corp. and subsidiaries as of March 1, 2009 and March 2, 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 1, 2009, and our report dated May 13, 2009 expressed an unqualified opinion on those consolidated financial statements.



New York, New York
May 13, 2009

Stock Performance Graph

The graph set forth below compares the annual cumulative total return for the Company's five fiscal years ended March 1, 2009 among the Company, the New York Stock Exchange Market Index (the "NYSE Index") and a Morningstar, Inc. (formerly Hemscott, Inc.) index for electronic components and accessories manufacturers (the "Group Index") comprised of the Company and 221 other companies. The companies in the Group Index are classified in the same three-digit industry group in the Standard Industrial Classification Code system and are described as companies primarily engaged in the manufacture of electronic components and accessories. The returns of each company in the Group Index have been weighted according to the company's stock market capitalization. The graph has been prepared based on an assumed investment of $100 on February 27, 2004 and the reinvestment of dividends (where applicable).


$175
150
125
100
75
50
25
0
2004
2005
2006
2007
2008
2009
Park Electrochemical Corp.
Group Index
NYSE Market Index

	2004	2005	2006	2007	2008	**2009**
Park Electrochemical Corp.	$100.00	$ 78.81	$122.28	$125.40	$109.63	**$74.17**
Group Index	100.00	75.21	83.05	82.67	74.79	**40.65**
NYSE Index	100.00	108.93	121.56	137.50	134.88	**75.03**

Market for the Company's Common Equity and Related Stockholder Matters

The Company's common stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The common stock also trades on the Chicago Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the common stock as reported on the New York Stock Exchange Composite Tape and dividends declared on the common stock.

For the Fiscal Year Ended March 1, 2009	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	**$30.55**	**$22.58**	**$0.08**
Second Quarter	**29.83**	**22.77**	**0.08**
Third Quarter	**30.91**	**12.99**	**0.08**
Fourth Quarter	**21.64**	**15.28**	**0.08**

For the Fiscal Year Ended March 2, 2008	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	$29.87	$25.68	$0.08
Second Quarter	33.99	26.05	1.58*
Third Quarter	37.17	28.16	0.08
Fourth Quarter	31.66	21.11	0.08

*During the 2008 fiscal year second quarter, the Company declared its regular quarterly cash dividend of $0.08 per share in June 2007, and in July 2007 the Company announced that its Board of Directors had declared a one-time, special cash dividend of $1.50 per share, payable August 22, 2007 to stockholders of record on August 1, 2007.

As of May 11, 2009, there were approximately 840 holders of record of common stock.

Corporate Information

Board of Directors

Brian E. Shore
Chairman of the Board
Park Electrochemical Corp.

Dale Blanchfield
Former President of Electronics Division of The Bureau of Engraving Inc.

Lloyd Frank
Of Counsel
Troutman Sanders LLP

Steven T. Warshaw
Former President, Chief Executive Officer and Chairman of the Board
M Cubed Technologies, Inc.

Corporate Officers

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel

P. Matthew Farabaugh
Vice President and Controller

Appointed Vice Presidents

Patrick T. Crowley
Vice President of Research and Development

David R. Dahlquist
Vice President of Business Development

Anthony W. DiGaudio
Vice President of Marketing and Sales

Margaret M. Kendrick
Vice President of Operations

Corporate Information

Executive Offices

Park Electrochemical Corp.
48 South Service Road
Melville, New York 11747
631-465-3600

Annual Meeting

The Annual Meeting of Stockholders will be held at 11:00 a.m. on Tuesday, July 21, 2009 at the offices of Park Electrochemical Corp., 48 South Service Road, Melville, New York.

Form 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Principal Outside Counsel

Skadden, Arps, Slate, Meagher & Flom, LLP
New York, New York

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing

New York Stock Exchange
Trading Symbol: PKE

The NYSE requires that the chief executive officer of each listed company certify annually that he or she is not aware of any violation by the company of the NYSE's Corporate Governance listing standards. Such certification was made by the Company on August 20, 2008. Certifications by the Chief Executive Officer and Vice President and Controller of the Company pursuant to section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K Annual Report for the fiscal year ended March 1, 2009.

Web Site

www.parkelectro.com

Subsidiaries

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Nelco Technology (Zhuhai FTZ) Ltd.
Zhuhai, China

Neltec, Inc.
Tempe, Arizona

Neltec SA
Lannemezan, France

Park Advanced Composite Materials, Inc.
Waterbury, Connecticut

Park Aerospace Structures Corp.
Lynnwood, Washington

Park Aircraft Technologies Corp.
Newton, Kansas

Designed by Curran & Connors, Inc. / www.curran-connors.com

PARK
ELECTROCHEMICAL CORP.

48 South Service Road
Melville, NY 11747
Tel: 631-465-3600
Fax: 631-465-3100

www.parkelectro.com